THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 26, 2023

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TABLE OF CONTENTS
(continued)

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GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular. Where the context requires, the below terms include both their plural and singular forms, and the below terms implying a gender includes all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

"Annual Information Form" means the Annual Information Form of the Company dated March 16, 2023.

"Arbour Oaks Apartments" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Arbour Oaks Judgement" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Articles" means the articles of the Company.

"Audit Committee" means the audit committee of the Board.

"Award" means a grant of an Option or an RSU pursuant to a Securities Based Compensation Arrangement.

"Award Date" means the date on which an Award is granted.

"Beneficial Ownership Requirement" has the meaning ascribed to it in the Investor Rights Agreement.

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Beneficial Shareholders" has the meaning ascribed to it under Appointment and Revocation of Proxies.

"BFS" or "Broadridge" has the meaning ascribed to it under Appointment and Revocation of Proxies.

"Board" means the board of directors of the Company.

"CEO" means Chief Executive Officer of the Company.

"CFO" means Chief Financial Officer of the Company.

"Change of Control" has the meaning ascribed to it under Statement of Executive Compensation.

"Circular" or "Management Information Circular" means this management information circular of the Company dated April 26, 2023 and all documents attached to or incorporated by reference into the management information circular.

"Code" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"Committee" means a committee of the Board to which responsibilities of the RSU Plan, Stock Option Plan, the Omnibus Incentive Plan or the Amended and Restated Omnibus Incentive Plan have been delegated, or if no such committee(s) are appointed, the Board itself.

"Common Shares" means the common shares in the authorized share structure of the Company.

"Company" means The Real Brokerage Inc., a company existing under the laws of the BCBCA.

"Compensation Committee" means the compensation committee of the Board.

"Corporate Disclosure Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

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"ESG" means environmental, social and governance.

"ET" means Eastern Time.

"Guarantors" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Indemnity and Guarantee" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Insider" means insider as defined the Securities Act (British Columbia), RSBC 1996, c.418, or other securities legislation applicable to the Company.

"Insight Partners" means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

"Instrument of Proxy" means the form of proxy for use by Shareholders to vote at the Meeting.

"Investor Director Designee" means the appointed director to the Board by Insight Partners pursuant to the Investor Rights Agreement.

"Investor Relations Activities" has the meaning ascribed to it in the policies of the TSXV.

"Investor Rights Agreement" means the agreement between the Company, REAL PIPE and Insight Partners dated December 2, 2020.

"MD&A" has the meaning ascribed to it under Additional Information.

"Meeting" means the annual meeting of the Shareholders of the Company to be held on June 9, 2023 and any adjournment or postponement thereof.

"Nasdaq" means the Nasdaq Capital Market.

"NCIB" means normal course issuer bid.

"NEOs" has the meaning given to it under Statement of Executive Compensation.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"NI 58-101" means National Instrument 58-101 - Disclosure of Corporate Governance Practices.

"Notice" means the notice of the Meeting accompanying the Circular.

"NP 58-201" means National Policy 58-201 - Corporate Governance Guidelines.

"Omnibus Incentive Plan" means the omnibus incentive plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on June 13, 2022.

"Options" means stock options of the Company issued pursuant to the Stock Option Plan prior to February 18, 2022 and issued pursuant to the Omnibus Incentive Plan prior to July 22, 2022 and issuable under the Amended and Restated Omnibus Incentive Plan after such date.

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"Optimum" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Participant" means an eligible employee, director, or consultant of the Company or a subsidiary (or in the case of a consultant, also of a related entity) to whom Awards are granted pursuant to a Securities Based Compensation Arrangement.

"Qualifying Transaction" means the transaction whereby the Company completed a reverse takeover of Real Technology Broker Ltd. pursuant to TSXV Policy 2.2 - Capital Pool Companies.

"REAL PIPE" means Real PIPE, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company.

"Record Date" means April 24, 2023.

"RSU Plan" means the restricted share unit plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on August 20, 2020.

"RSUs" means restricted share units issuable under the RSU Plan prior to February 18, 2022 and issued pursuant to the Omnibus Incentive Plan prior to July 22, 2022 and issuable under the Amended and Restated Omnibus Incentive Plan after such date.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Based Compensation Arrangement" means the Stock Option Plan, RSU Plan, the Omnibus Incentive Plan and the Amended and Restated Omnibus Incentive Plan.

"Share Reserve" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Approval of the Amended and Restated Omnibus Incentive Plan - Key Terms of the Amended and Restated Omnibus Incentive Plan.

"Shareholders" means the holders of the Common Shares.

"Stock Option Plan" means the Stock Option Plan of the Company as approved by the Board and as ratified by the Shareholders at the annual and special general meeting of Shareholders held on August 20, 2020.

"Stock Trading Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"TSX" means the Toronto Stock Exchange.

"TSXV" means the TSX Venture Exchange.

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THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is provided in connection with the solicitation of proxies by management of The Real Brokerage Inc. for use at the Meeting. The Meeting will be held virtually on Friday, June 9, 2023 at 9:00 a.m. ET at www.virtualshareholdermeeting.com/REAX2023 or a place to which the Meeting may be adjourned, for the purposes set forth in the Notice.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with NI 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

These Shareholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings or securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.

Accompanying this Management Information Circular (and filed with applicable securities regulatory authorities) is the Instrument of Proxy or voting instruction form for use at the Meeting. Each Shareholder who is entitled to attend the Meeting is encouraged to participate in the Meeting and Shareholders are urged to vote, in person or by proxy, on the matters to be considered.

Unless otherwise stated, the information contained in this Management Information Circular is given as of April 26, 2023.

All time references in this Management Information Circular are in ET.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Real", or the "Company", refer to The Real Brokerage Inc.

Forward Looking Information

Certain statements in this Circular constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information"). The words "scheduled", "may", "will", "would", "should", "could", "expects", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company's business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company's actual results to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the "Risk Factors" section of the Annual Information Form for the year ended December 31, 2022. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov for a discussion of these and other risks and uncertainties. Please also refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" in the Company's Annual Information Form for additional details with respect to forward-looking statements.

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Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as of April 26, 2023.

References in this Circular to (i) $ or C$ are to Canadian dollars and (ii) US$ are to United States dollars. The Company has used the following annual average exchange rates reported by the Bank of Canada for conversions of currency to Canadian dollars throughout this Circular, unless indicated otherwise:

		Year Ended December 31
Currency	2022	2021	2020
One United States dollar in Canadian dollars	$1.3544	$1.2678	$1.3415

On April 26, 2023, the exchange rate as quoted by the Bank of Canada for conversion of one United States dollar into Canadian dollars was US$1.00 = $1.3625.

The Company's financial year end is December 31. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

VOTING INSTRUCTIONS

Voting by Internet

To‐vote by the internet, visit www.proxyvote.com or scan the "QR" code included on the Instrument‐ of Proxy (or other form of voting instruction form provided by an intermediary) to access the website. You will need your 16 digit control number located on the Instrument of Proxy/voting instruction form. The vote cut off is 9:00 a.m. ET, on Wednesday, June 7, 2023.

Voting by Mail

Return the completed, signed and dated Instrument of Proxy (or other form of voting instruction form provided by an intermediary) by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9.

Voting by Telephone

You may enter your vote‐ instruction by telephone at 1‐800‐474‐7493 (English) or 1‐800‐474‐7501 (French). You will need your 16 digit control number located on the Instrument of Proxy.

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APPOINTMENT AND REVOCATION OF PROXIES

Appointee Instructions

If you would like someone that you designate to attend the virtual meeting and vote on your behalf, you should appoint that person online at www.proxyvote.com as your proxy and provide that person the appointee identification number and the exact name that you registered. With that appointee identification number and name, your appointee will be able to access the Meeting and vote on your behalf.

You MUST provide your appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER.

IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the Instrument of Proxy by no later than 9:00 a.m. ET, on Wednesday, June 7, 2023, or if the Meeting is adjourned, at least forty eight (48) hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy cutoff). If you prefer, you may also complete and return your Instrument of Proxy or voting instruction form to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9. Broadridge must receive your completed Instrument of Proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by the proxy cutoff will ensure your vote is counted at the Meeting even if you decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing your Voting Instructions

If you change your mind about how you want to vote your Common Shares, you can revoke your Instrument of Proxy or voting instruction form by voting again on the internet or by phone or by any other means permitted by law.

Registered Shareholders can revoke their instructions by delivering a signed written notice executed by the registered Shareholder or by his or her attorney authorized in writing or, where the registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

• Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting;

• the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting; or

• the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial owners who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

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Signature on Proxies

The Instrument of Proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

The Common Shares represented by the enclosed Instrument of Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the Common Shares represented by a valid Instrument of Proxy will be voted in favour of the election of nominees set forth in this Management Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder's discretion. As of the date hereof, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("BFS") in Canada. BFS typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the Internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to BFS (or instructions respecting the voting of Common Shares must otherwise be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

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Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, CDS & Co. or another intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice are to registered Shareholders unless specifically stated otherwise.

What proposals will be presented and what is the required vote?

At the Meeting, you will be asked to vote on five proposals. Your options, and the voting requirements, are set forth below. The Board recommends you vote FOR each proposal.

			Can brokers	Effect of
		Vote required to	vote without	"broker non-
Proposal	Voting options	adopt the proposal	instructions	votes"
To fix the number of directors	For or against	A majority of the votes cast with	No	No effect
of the Company at six (6)		respect to the proposal

To elect six (6) directors to	For or withhold	A nominee for director will be elected if	No	No effect
serve until the 2024 Annual		the votes cast for such nominee
Meeting of Shareholders.		exceed the votes withheld from such
nominee

To re-appoint Brightman	For or withhold	A majority of the votes cast with	No	No effect
Almagor Zohar & Co.,		respect to the proposal
Certified Public Accountants,
(a firm in the Deloitte Global
Network) as auditors of the
Company for the ensuing year

To pass an ordinary resolution	For or against	A majority of the votes cast with	No	No effect
of shareholders confirming		respect to the proposal
and approving the Amended
and Restated Omnibus
Incentive Plan of the
Company

To pass an ordinary resolution	For or against	A majority of the votes cast with	No	No effect
of shareholders ratifying the		respect to the proposal
grants of 5,725,000 incentive
stock options and 15,143,801
restricted share units issued
pursuant to the Amended and
Restated Omnibus Incentive
Plan of the Company.

RECORD DATE AND QUORUM

The Board has fixed the record date for the Meeting at the close of business on April 24, 2023. The Shareholders of record as of the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as of the Record Date.

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The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to vote at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of the Record Date are entitled to receive notice and attend and vote at the Meeting. As of the Record Date, the Company had 180,058,352 issued and outstanding Common Shares. The Common Shares are the only voting shares of the Company.

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed Instrument of Proxy will vote in favour of all the matters set out thereon.

To the knowledge of the directors and officers of the Company, as of the Record Date, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as stated below.

	Aggregate	Percentage of
	Number of	Outstanding
Name	Common Shares(1)	Common Shares(2)
Insight Holdings Group, LLC	34,573,696(3)	19.20%
Magma Venture Capital IV Management LP	24,498,927(4)	13.61%

_______________
Notes:

(1) The information about Common Shares over which control or direction is exercised, not being within the knowledge of the Company, is based on publicly available information on the System for Electronic Dislcosure by Insiders (SEDI) as of the Record Date.

(2) Based on 180,058,352 Common Shares issued and outstanding as of the Record Date.

(3) Comprised of 15,749,528 Common Shares held by Insight Partners (Cayman) XI, L.P., 2,010,944 Common Shares held by Insight Partners (Delaware) XI, L.P., 1,868,000 Common Shares held by Insight Partners (EU) XI, S.C.Sp, 329,944 Common Shares held by Insight Partners XI (Co-Investors) (B), L.P., 239,384 Common Shares held by Insight Partners XI (Co-Investors), L.P and 14,375,896 Common Shares held by Insight Partners XI, L.P.

(4) Comprised of 23,827,154 Common Shares held by Magma Venture Capital IV LP and 671,773 Common Shares held by Magma Venture Capital IV CEO Fund LP, limited partnerships of which Magma Venture Capital IV Management LP is the general partner.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1. Financial Statements

The audited financial statements of the Company for the year ended December 31, 2022 and the auditor's report thereon will be received at the Meeting. The audited financial statements of the Company and the auditor's report were delivered to each Shareholder who has formally requested a copy thereof as required pursuant to applicable laws and are available on SEDAR at www.sedar.com. No formal action will be taken at the Meeting to approve the financial statements.

2. Fixing the Number of Directors

The Company is required to have a minimum of three (3) directors. At the Meeting, Shareholders will be asked to fix the number of directors of the Company at six (6).

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the fixing of the number of directors of the Company at six (6).

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3. Election of Directors

Pursuant to the Articles, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

Director Nominee of Insight Partners

Pursuant to the Investor Rights Agreement, Insight Partners currently possess the right to nominate one individual to our Board, the Investor Director Designee. The Investor Director Designee is Atul Malhotra, Jr. For additional information in respect of the Insight Partners nomination rights, see the Annual Information Form.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below:

Tamir Poleg	Vikki Bartholomae
Guy Gamzu	Larry Klane
Atul Malhotra, Jr.	Laurence Rose

We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying Instrument of Proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees who is or are unable to serve.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Company, all positions and offices in the Company presently held by such nominees, the nominees' municipality and country of residence, principal occupation at the present time, the period during which the nominees have served as directors, and the number and percentage of Common Shares currently beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised.

Tamir Poleg Tel Aviv, Israel

Tamir Poleg is the cofounder and CEO of The Real Brokerage Inc. The Company, through a subsidiary, was founded in 2014. Prior to founding the Company, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and is a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor's degree in economics and several real estate related accreditations.

Principal Occupation (Past 5 years): Chief Executive Officer, The Real Brokerage Inc. or a subsidiary.

Other Current Public Company Directorships: None

Director Since: June 5, 2020
Age: 47

Securities Held
Number and Percentage of
Common Shares Beneficially		At-Risk Value of Common		At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Shares and RSUs(3)	Options(4)	RSUs and Options(5)
8,893,668	Nil	Nil	11,828,504	US$7,640,760
(4.94%) (6)
Current Board and Committee Positions/Membership and Attendance

Member of the Board (Chair)		Board Meetings Attended 2022: 7 of 7 - 100%

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Vikki Bartholomae Winter Garden, Florida	Vikki Bartholomae joined The Real Brokerage Inc.'s board of advisors in January 2021 to continue her service to real estate agents. A recognized industry leader, Ms. Bartholomae previously served as Chief of Agent Success at Side and President at eXp Realty, where she helped eXp Realty grow from 500 agents to 15,000 agents in three years. Ms. Bartholomae also worked as team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae has extensive experience coaching real estate agents. Ms. Bartholomae and her husband have also embarked on a new adventure, launching Wild Bird Unlimited, a bricks-and-mortar store in Orlando.

Principal Occupation (Past 5 years): Franchise Owner, Wild Birds Unlimited; Chief Customer Success Officer, Side; President and Director of Expansion, eXp Realty

Other Current Public Company Directorships: None
Director Since: April 20, 2021
Age: 52

Securities Held

Number and Percentage of		At-Risk Value of
Common Shares Beneficially		Common Shares and		At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	RSUs(3)	Options(4)	RSUs and Options(5)
32,751 (0.02%)	60,000	US$73,076	100,000	US$92,626

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2022: 6 of 7 - 86%
Member, Audit Committee	Audit Committee Meetings Attended 2022: 4 of 4 - 100%

Guy Gamzu Tel Aviv, Israel

Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.

Principal Occupation (Past 5 years): Investor & Director at Moon Active LTD, Spikenow LTD, Vi Labs LTD, Vyzer LTD, Eyeclick LTD, Atlas Invest Big Data LTD; Founder of Cubit Investments Ltd.

Other Current Public Company Directorships: None

Director Since: June 5, 2020 Age: 56

Securities Held

Number and Percentage of		At-Risk Value of
Common Shares Beneficially		Common Shares and		At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	RSUs(3)	Options(4)	RSUs and Options(5)
17,957,947 (9.97%)(6)	68,000	US$83,300	390,638	US$120,720

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2022: 7 of 7 - 100%
Member, Compensation Committee (Chair)	Compensation Committee Meetings Attended 2022: 2 of 2 - 100%

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Larry Klane Westport, Connecticut Director Since: June 5, 2020 Age: 62

Larry Klane is an independent director, co-founder of an investment firm, and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on eleven corporate boards - six public boards and five private boards. In addition to The Real Brokerage Inc., Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served on the Board of Bottomline Technology (USA) and earlier in his career as Chairman of the Board and CEO of Korea Exchange Bank and as a director of Aozora Bank, publicly traded banks in Korea and Japan, respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company's transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Mr. Klane spent a decade in a variety of U.S. and overseas consulting and strategy roles. Mr. Klane qualifies as an audit committee financial expert under SEC rules. In January 2014, Mr. Klane co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Principal Occupation (Past 5 years): Board member at Goldman Sachs Bank USA, Board member at Navient; Partner of Pivot Investment Partners

Other Current Public Company Directorships: Navient Corporation

Securities Held

Number and Percentage of		At-Risk Value of
Common Shares Beneficially		Common Shares and		At-Risk Value of Common Shares,
Owned or Controlled(1)	RSUs(2)	RSUs(3)	Options(4)	RSUs and Options(5)
4,616,648 (2.56%)(7)	76,000	US$92,562	390,638	US$120,720

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2022: 7 of 7 - 100%
Lead Drector	Audit Committee Meetings Attended 2022: 4 of 4 - 100%
Member, Audit Committee (Chair)
Member, Compensation Committee(8)

Atul Malhotra Jr. West Hollywood, California

Atul Malhotra Jr. joined The Real Brokerage Inc. team as a Director in December 2020. He is currently a Managing Director on the investment team at Insight Partners, a global technology investor based in New York City. He serves as a board member for multiple Insight portfolio companies. Mr. Malhotra received a BBA from the University of Michigan's Stephen M. Ross School of Business, graduating with high distinction.

Principal Occupation (Past 5 years): Investment Team, Insight Partners (various roles)

Other Current Public Company Directorships: None

Director Since: December 2, 2020 Age: 30

Securities Held

Number and Percentage of		At-Risk Value of
Common Shares Beneficially		Common Shares and		At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	RSUs(3)	Options(4)	RSUs and Options(5)
Nil(9)	Nil	Nil	Nil	Nil

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Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2022: 5 of 7 - 71%
Member, Audit Committee	Audit Committee Meetings Attended 2022: 4 of 4 - 100%

Laurence Rose Toronto, Ontario Director Since: February 28, 2018 Age: 54	Laurence Rose is Chairman, President and Chief Executive Officer of Tradelogiq Markets Inc., an IIROC member firm which is the operator of two lit marketplaces: Omega ATS and Lynx ATS. These two marketplaces facilitate trading in Canadian listed securities, such as equities and listed fixed income. Mr. Rose also serves as President of private investment firm Matchpoint Financial Corp. and was the founder of ADL Ventures Inc. a capital pool company which was the predecessor to the Real Brokerage Inc. Mr. Rose spent over 11 years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. Mr. Rose also served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and Chief Executive Officer of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada's first Alternative Trading System (ATS). With an extensive background in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose has served on a number of Boards of both corporate and non-profit organizations.
Principal Occupation (Past 5 years): Chairman & CEO, Tradelogiq Markets Inc.
Other Current Public Company Directorships: None

Securities Held
Number and Percentage of		At-Risk Value of
Common Shares Beneficially		Common Shares and		At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	RSUs(3)	Options(4)	RSUs and Options(5)
1,772,861	60,000	US$73,076	505,638	US$111,457
(0.98%)(10)

Current Board and Committee Positions/Membership and Attendance
Member of the Board	Board Meetings Attended 2022: 7 of 7 - 100%
Member, Compensation Committee	Compensation Committee Meetings Attended 2022: 2 of 2 - 100%

_______________
Notes:

(1) The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as of April 26, 2023 being 180,058,352 Common Shares. The information about Common Shares over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2) RSUs held as of April 26, 2023. For additional information regarding the Securities Based Compensation Pland under which RSUs are granted, please see "Statement of Executive Compensation".

(3) Based on the closing price as of RSUs grant date on January 21, 2022.

(4) Options held as of April 26, 2023. For additional information regarding Options held by directors, please see "Statement of Executive Compensation".

(5) Based on the value on the grant date of each Option based on the Black-Scholes model.

(6) Comprised of 16,660,455 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,297,492 Common Shares held by Mr. Gamzu personally.

(7) Comprised of 4,547,164 Common Shares held by Poom Holdings LLC, a company beneficially owned by Mr. Klane and 69,484 Common Shares held my Mr. Klane personally.

(8) Mr. Klane was appointed to the Compensation Committee on March 23, 2023.

(9) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Partners holds 34,573,696 Common Shares. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the Common Shares.

(10) Comprised of 1,744,961 Common Shares held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose and 27,900 Common Shares held my Mr. Rose personally.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

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(a) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Except as described herein, no director or executive officer of the Company, or personal holding company of any of them, has been subject to:

i. any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii. any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On September 15, 2015, the District Court of Harris County, Texas, 215th Judicial District in Cause No. 2011- 77806 rendered a civil judgement against Optimum Arbor Oaks, LLC ("Optimum"), among other defendants including Tamir Poleg (a director and officer of the Company), relating to the misappropriation of insurance proceeds and the fraudulent transfer of funds to certain third-parties (the "Arbor Oaks Judgement").

Optimum was principally liable under the Arbor Oaks Judgement and was required to pay the amount of US$1,119,466 to the plaintiffs. Tamir Poleg, together with certain other defendants, were held liable to the plaintiffs for the aggregate amount of US$257,929.25. In connection with an Assumption and Release Agreement and related loan documents executed by Optimum dated April 17, 2008, Mr. Poleg, together with another individual defendant (collectively, the "Guarantors"), were required to sign a personal indemnity and guarantee agreement (the "Indemnity and Guarantee") in favour of certain lenders to Optimum that required that the Guarantors would be personally liable for certain debts associated with a multi-residential apartment complex in Texas, United States owned by Optimum (the "Arbor Oaks Apartments") to the extent that Optimum misappropriated any insurance claims in connection with the Arbor Oaks Apartments. Mr. Poleg was an indirect and passive investor in Optimum and had no operational or managerial control over Optimum. Optimum was contractually responsible to use certain insurance proceeds to improve the Arbor Oaks Apartments or reduce its debt and Optimum had failed to do so. As a result of the Indemnity and Guarantee, Mr. Poleg was contractually bound to pay for any misappropriation of funds by Optimum, irrespective that Mr. Poleg was a passive investor of Optimum.

4. Appointment of Auditors

Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), will be nominated at the Meeting for appointment as auditors of the Company to hold office until the next annual general meeting of Shareholders. There were no "reportable events" as such term is defined under NI 51-102.

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Brightman Almagor Zohar & Co., Certified Public Accountants, was first appointed as auditor of the Company on June 8, 2020.

At the Meeting, the Shareholders will be requested to re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants, as auditors of the Company to hold office until the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

For information on the external auditor service fees paid during the financial years ended December 31, 2022 and 2021, please refer to the section titled "Audit Committee Information" in the Annual Information Form.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), as auditors of the Company, to hold office until the close of the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

5. Approval of the Amended and Restated Omnibus Incentive Plan

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to pass with or without variation, an ordinary resolution, to approve and adopt an Amended and Restated Omnibus Incentive Plan, amending and restating the current equity incentive compensation plan of the Company, the Omnibus Incentive Plan, and authorize and approve the unallocated awards thereunder, for a period of three years. All Awards granted thereafter will, assuming the Amended and Restated Omnibus Incentive Plan is approved by the Shareholders at the Meeting, be governed by the Amended and Restated Omnibus Incentive Plan.

The Amended and Restated Omnibus Incentive Plan was approved by the Board on July 22, 2022 and the Board directed that the Amended and Restated Omnibus Incentive Plan be submitted for approval by the Shareholders.

The full text of the Amended and Restated Omnibus Incentive Plan is attached to this Information Circular as Schedule "A".

Background and Purpose

In February 2022, the Board approved the Omnibus Incentive Plan, which was most recently approved by the Shareholders at the annual general meeting of the Company held on June 13, 2022. For a summary of the material terms and conditions of the Omnibus Incentive Plan, please refer to "Statement of Executive Compensation - Stock Option Plan, Restricted Share Unit Plan, Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan - Omnibus Incentive Plan" in this Circular.

In April 2021, the Company graduated from the TSXV to the TSX, and in conjunction with that, the Company undertook a review of its equity compensation plan. Following the Company's review of prevailing market practices for senior issuers and applicable TSX requirements, the Board, on July 22, 2022 approved the Amended and Restated Omnibus Incentive Plan, subject to, and effective upon, Shareholder and TSX approval. The Amended and Restated Omnibus Incentive Plan provides for a revised amending provision and reflects other amendments of a "housekeeping" nature in order to make the Company's equity incentive compensation plan compliant with the TSX Company Manual.

Key Terms of the Amended and Restated Omnibus Incentive Plan

A summary of the key terms of the Amended and Restated Omnibus Incentive Plan is set out below, which is qualified in its entirety by the full text of the Amended and Restated Omnibus Incentive Plan. A copy of the Amended and Restated Omnibus Incentive Plan is attached as Schedule "A" hereto. Unless otherwise defined in this Circular, all defined terms contained in the below summary have the meaning ascribed to them in the Amended and Restated Omnibus Incentive Plan.

On July 22, 2022, the Company adopted, subject to approval of the Shareholders, the Amended and Restated Omnibus Incentive Plan for directors, officers, employees and consultants of the Company. The Amended and Restated Omnibus Incentive Plan is a "rolling" plan under the TSX requirements and the Company is authorized to grant Options of up to 15% of its issued and outstanding Common Shares at each Award Date, less the number of Common Shares subject to grants of Options under any other Securities Based Compensation Arrangement. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the Amended and Restated Omnibus Incentive Plan. The RSUs limit is separate and distinct from the maximum of Common Shares reserved for issuance pursuant to Options under the Amended and Restated Omnibus Incentive Plan.

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(A) Eligibility, Purpose and Administration

Employees, officers, directors and consultants of the Company will be eligible to participate in the Amended and Restated Omnibus Incentive Plan. The purpose of the Amended and Restated Omnibus Incentive Plan is to attract, secure, retain, incentivize and reward the services of Participants who are expected to contribute significantly to the success of the Company and its Shareholders and, in general, to further the best interests of the Company, the Participants and its Shareholders.

The Board or a committee authorized by the Board will be responsible for administering the Amended and Restated Omnibus Incentive Plan. The Board will have full and exclusive discretionary power to interpret the terms and the intent of the Amended and Restated Omnibus Incentive Plan and any Option Agreement or RSU Agreement in connection with the Amended and Restated Omnibus Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Amended and Restated Omnibus Incentive Plan as the Board may deem necessary.

The Amended and Restated Omnibus Incentive Plan will permit the Board to grant Options or RSUs (each, an "Award") to Eligible Participants.

TSX rules require that security-based compensation arrangements, like the Amended and Restated Omnibus Incentive Plan, which have unallocated awards and no fixed aggregate maximum number of securities issuable pursuant to the award of Options (i.e., a "rolling plan" or an "evergreen plan") be approved every three years. If approval of the Amended and Restated Omnibus Incentive Plan is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Awards under the Amended and Restated Omnibus Incentive Plan until the Company's 2026 annual Shareholders meeting. If approval is not obtained at the Meeting, Awards which have not been allocated or which are outstanding as of June 9, 2023 and are subsequently cancelled, terminated or exercised will not be available for a new grant of Awards. Awards issued under prior equity plans, including the original Omnibus Incentive Plan, will not be affected by the shareholder vote at the Meeting. In the event that Shareholders do not approve the Amended and

Restated Omnibus Incentive Plan at the Meeting, all awards (RSUs and Options) issued under the Amended and Restated Omnibus Incentive Plan will be cancelled.

(B) Common Shares Issuable Pursuant to the Amended and Restated Omnibus Incentive Plan

The number of Common Shares reserved for issuance to Participants under the Amended and Restated Omnibus Plan and all other Securities Based Compensation Plans will not in the aggregate at any time exceed

(i) 15% of the aggregate number of issued and outstanding Common Shares on the Award Date for Options and (ii) 70,000,000 Common Shares for RSUs (the "Share Reserve"), representing a total of 39% Common Shares as of the date of this Circular (as of the date of this Circular, there were 180,058,352 Common Shares outstanding). The Amended and Restated Omnibus Incentive Plan is considered an "evergreen" plan, since the Common Shares covered by Awards which have been exercised shall be available for subsequent grants under the Amended and Restated Omnibus Plan and the number of Awards available to grant increases as the number of issued and outstanding Common Shares increases from time to time. For greater certainty, if any Award is terminated, cancelled, forfeited or has expired without being fully exercised, any unissued Common Shares which have been reserved to be issued upon the exercise or conversion of the Award will be returned to the Share Reserve and become available to be issued under Awards subsequently granted under the Amended and Restated Omnibus Incentive Plan.

The number of securities issuable to Insiders, at any time, under all Securities Based Compensation Arrangements cannot exceed 10% of the issued and outstanding Common Shares from time to time determined on a non-diluted basis (being 18,005,835 Common Shares as of the date hereof). Within any twelve (12) month period: (a) the number of Common Shares and Awards issued to Insiders pursuant to Amended and Restated Omnibus Incentive Plan and all other Securities Based Compensation Arrangements shall not exceed 10% of the aggregate outstanding Common Shares from time to time determined on a non- diluted basis (being 18,005,835 Common Shares as of the date hereof); and (b) the number Common Shares and Awards that may be issued to any one Insider under Amended and Restated Omnibus Incentive Plan and any other Securities Based Compensation Arrangements shall not exceed 5% of the number of Common Shares issued and outstanding (being 9,002,918 Common Shares as of the date hereof).

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The number of securities issuable to any one person, within any one-year period, under the Amended and Restated Omnibus Incentive Plan, or when combined with all other Securities Based Compensation Arrangements, cannot exceed 5% of the issued and outstanding Common Shares from time to time determined on a non-diluted basis (being 9,002,918 Common Shares as of the date hereof).

The Common Shares underlying these outstanding Options and RSUs represent, collectively, 43,904,967 Common Shares or approximately 24% of the Common Shares issued and outstanding as of the date of this Circular, and the Common Shares underlying the Options held by Insiders represent 18,045,633 Common Shares or approximately 10% of the Common Shares issued and outstanding as of the date of this Circular.

Accordingly, based on the issued and outstanding share structure of the Company as of the date of this Circular, but subject to the annual limits described above, if the Amended and Restated Omnibus Plan is approved and adopted by the Shareholders at the Meeting, the Company will have availability under the Amended and Restated Omnibus Plan to issue Awards representing an additional 58,187,980 Common Shares to Participants, representing approximately 32% of the current issued and outstanding Common Shares.

(C) Common Shares Issuable Pursuant to the Amended and Restated Omnibus Incentive Plan

Options

An Option that is granted by the Company to a Participant pursuant to the Amended and Restated Omnibus Plan shall, upon exercise, entitle the holder thereof to acquire a designated number of Common Shares from treasury at a stated Exercise Price for a specified period of time subject to the terms and conditions of the Amended and Restated Omnibus Plan and the applicable Option Agreement, provided that such Option has not expired or terminated prior to being exercised.

The Board may grant Options to any Participant at any time, in such number and on such terms as will be determined by the Board. The Exercise Price for any Option granted pursuant to the Amended and Restated Omnibus Incentive Plan will be determined by the Board and specified in the Option Agreement. The Option Price for Common that are the subject of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the lesser of (i) the VWAP on the Award Date and (ii) the closing market price on a Stock Exchange on the day immediately prior to the Award Date.

Except as otherwise specifically provided in the Amended and Restated Omnibus Incentive Plan or in any Option Agreement, Options may be exercised by the Participant in whole at any time, or in part from time to time (in each case to the nearest full Common Share), during the applicable Option Term only in accordance with the vesting schedule, if any, determined by the Board, which vesting schedule may include Performance Criteria. Options may not be exercised until they have vested. Options will expire at such time as the Board determines at the time of grant. However, no Option will be exercisable later than the tenth anniversary of the date of its grant.

Participants may elect to undertake a "Net Exercise Right" pursuant to which the Participant may surrender such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, receive, that number of Common Shares, disregarding fractions, which is equal to the quotient obtained by: (i) subtracting the applicable Option Price from the VWAP on the business day immediately prior to the exercise of the Net Exercise Right and multiplying the remainder by the number of Option Shares; and (ii) dividing the net amount obtained under subsection (i) by the VWAP on the business day immediately prior to the exercise of the Net Exercise Right provided that the Participant pays to the Company an amount equal to the Tax Obligations applicable to the Option Shares or otherwise makes arrangements satisfactory to the Company.

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Restricted Share Units

Each RSU Award granted to a Participant will entitle the Participant to receive: (i) payment in cash; (ii) payment in Common Shares acquired by a trustee, on behalf of the Company, on a Stock Exchange; or (iii) payment in Common Shares issued from treasury; or (iv) or a combination of (i) to (iii).

The Board will: (i) designate the Participants who may receive RSUs under the Amended and Restated Omnibus Incentive Plan; and (ii) determine the relevant terms, conditions and vesting provisions, subject to the terms of the Amended and Restated Omnibus Plan and in the applicable RSU Agreement.

Subject to the provisions of the Amended and Restated Omnibus Plan or in any RSU Agreement, the holder of RSU Award shall be entitled to receive payout on the value and number of RSUs, determined by the Board as a function of the extent to which the corresponding vesting criteria, including Performance Criteria, if any, have been achieved. Unless otherwise determined by the Board, all RSUs in respect of which the vesting criteria have not been achieved, shall automatically be forfeited and be cancelled on the applicable determination dates as set forth in the applicable RSU Agreement.

Any amount payable to a Participant in respect of vested RSUs shall be paid to the Participant as soon as practicable following the Vesting Date and in any event within thirty (30) days of the Vesting Date and prior to the Outside Payment Date.

Following the declaration and payment of dividends on the Common Shares, the Board may, in its absolute discretion, determine to make a cash payment to a Participant in respect of outstanding RSUs credited to the Participant's Account, as a bonus for services rendered during the year such dividend was declared. Payment of any such Dividend Equivalent will be made forthwith following any such determination by the Board and in any event within thirty (30) days of such determination.

(D) Assignability

Except by the laws of succession of the domicile of a deceased Participant, Awards granted pursuant to the Amended and Restated Omnibus Incentive Plan will be non-transferable and non-assignable.

(E) Cessation of Awards

Termination with Notice of Resignation

Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company (i) each unvested Option granted to such Participant shall terminate and become void immediately upon the effective date of resignation and (ii) each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Termination Date and the expiry date of the Option set forth in the Option Agreement, after which the Option will expire.

Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company, except as prohibited by applicable legislation, the Participant's participation in the Amended and Restated Omnibus Incentive Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date.

Termination for Cause

Except as prohibited by applicable legislation (and where so prohibited, such prohibition shall be effective only to the minimum extent required), upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately.

Upon a Participant ceasing to be an Eligible Participant for Cause, except as prohibited by applicable legislation, the Participant's participation in the Amended and Restated Omnibus Incentive Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date.

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Disability of Participant

Upon a Participant ceasing to be an Eligible Participant by reason of permanent disability, (i) any unvested Option shall terminate and become void immediately upon the commencement of permanent disability, and (ii) any vested Option will cease to be exercisable on the earlier of (a) twelve (12) months the effective date of retirement or the date on which the Participant is deemed to cease his or her employment or service relationship with the Company by reason of permanent disability, and (b) the expiry date of the Award set forth in the Option Agreement, after which the Option will expire.

Except as otherwise determined by the Board from time to time, at its sole discretion, and except as prohibited by applicable legislation, upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company (i) being terminated by reason of injury or disability or (ii) becoming eligible to receive long-term disability benefits; all unvested RSUs in the Participant's Account as of such date shall remain outstanding and in effect pursuant to the terms of the applicable RSU Agreement, and (a) if the Board determines that the vesting conditions are not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights that relate to such unvested RSUs shall be forfeited and cancelled; and (b) if the Board determines that the vesting conditions are met for such RSUs, the Participant shall be entitled to receive payment of such number of RSUs outstanding in the Participant's Account.

Death of Participant

Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Common Shares only which such Participant was entitled to acquire under the respective Options on the date of such Participant's death. Such vested Option shall only be exercisable within twelve (12) months after the Participant's death or prior to the expiration of the original term of the Options whichever occurs earlier, and each unvested Option shall be forfeited.

Except as otherwise determined by the Board from time to time, at its sole discretion, and except as prohibited by applicable legislation, upon a Participant ceasing to be Eligible Participant as a result of death. all unvested RSUs in the Participant's Account as of such date shall remain outstanding and in effect pursuant to the terms of the applicable RSU Agreement, and (a) if the Board determines that the vesting conditions are not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights that relate to such unvested RSUs shall be forfeited and cancelled; and (b) if the Board determines that the vesting conditions are met for such RSUs, the Participant shall be entitled to receive payment of such number of RSUs outstanding in the Participant's Account (as of the date of the Participant's death) and the Company shall (i) pay such amount to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Outside Payment Date, and (ii) debit the corresponding number of RSUs from the Account of such deceased Participant and all the Participant's rights that relate to such Participant's RSUs shall be forfeited and cancelled.

Retirement of Participant

Upon a Participant ceasing to be an Eligible Participant by reason of retirement (i) any unvested Option shall terminate and become void immediately upon the effective date of retirement and (ii) any vested Option will cease to be exercisable on the earlier of (a) twelve (12) months after the effective date of retirement and (b) the expiry date of the Award set forth in the Option Agreement, after which the Option will expire.

Except as otherwise determined by the Board from time to time, at its sole discretion, and except as prohibited by applicable legislation, upon a Participant ceasing to be Eligible Participant as a result of retirement, all unvested RSUs in the Participant's Account as of such date shall remain outstanding and in effect pursuant to the terms of the applicable RSU Agreement, and (a) if the Board determines that the vesting conditions are not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights that relate to such unvested RSUs shall be forfeited and cancelled; and (b) if the Board determines that the vesting conditions are met for such RSUs, the Participant shall be entitled to receive payment of such number of RSUs outstanding in the Participant's Account (as of the date of the Participant's retirement).

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(F) Adjustment to Common Shares Subject to Outstanding Awards

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, and subject to prior written approval of the TSX, in the event of (i) any subdivision of the Common Shares into a greater number of Common Shares, (ii) any consolidation of Common Shares into a lesser number of Common Shares, (iii) any reclassification, reorganization or other change affecting the Common Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (v) any distribution to all holders of Common Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation: (a) adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award; (b) adjustments to the number of Common Shares to which the Participant is entitled upon exercise of such Award; or (c) adjustments to the number of kind of Common Shares reserved for issuance pursuant to the Amended and Restated Omnibus Incentive Plan.

(G) Change of Control

In the event of a Change in Control, the Board has the right, subject to prior written approval of the TSX, among other things: (a) to arrange for the surviving or acquiring corporation to assume or continue the Award or to substitute a similar Award; (b) arrange for the assignment or reacquisition or repurchase rights held by the Company in respect of Common Shares issued pursuant to an Award to the surviving corporation or acquiring corporation; (c) accelerate the vesting, in whole or in part, of the Award to a date prior to the effective time of the Change in Control, with such Award terminating if not exercised; (d) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award; (e) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration (including no consideration) as the Board, in its sole discretion, may consider appropriate; and (f) make a payment, in such form as may be determined by the Board to be equal to the excess of the value of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Change in Control over any exercise price payable by such Participant in connection with such exercise.

(H) Blackout Periods

Where any Options expire within a Blackout Period, the Board may, in its sole discretion, extend the end the Option Term by ten (10) Business Days following the end of the Blackout Period.

(I) Procedures for Amending

Except as set out below, and subject to prior written approval of the TSX, the Amended and Restated Omnibus Incentive Plan may be amended, altered modified, suspended or terminated by the Board at any time, without notice or approval from Shareholders, provided that such suspension, termination, amendment or revision shall:

(a) not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Amended and Restated Omnibus Incentive Plan;

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(b) be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the applicable Stock Exchange, or any other regulatory body having authority over the Company; and

(c) be subject to shareholder approval, where required by law or the requirements of the applicable Stock Exchange provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Amended and Restated Omnibus Incentive Plan:

(i) amendments to clarify existing provisions of an Award that do not have the effect of altering the scope, nature and intent of such Award;

(ii) any amendment to the expiration date or vesting terms of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(iii) any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body;

(iv) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Amended and Restated Omnibus Incentive Plan, correct or supplement any provision of the Amended and Restated Omnibus Incentive Plan that is inconsistent with any other provision of the Amended and Restated Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Amended and Restated Omnibus Incentive Plan;

(v) any amendment regarding the administration of the Amended and Restated Omnibus Incentive Plan;

(vi) if the Company becomes listed or quoted on a Stock Exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior Stock Exchange; or

(vii) any amendment to the amendment provisions of the Amended and Restated Omnibus Incentive Plan.

Certain amendments will however require the prior approval of the Shareholders (subject to the level of vote required under the TSX Company Manual or any other applicable requirements of the TSX) including for the following amendments:

(a) any increase to the maximum number of Common Shares issuable under the Amended and Restated Omnibus Incentive Plan;

(b) any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(c) any amendment which extends the expiry date of any Award, beyond the original expiry date;

(d) any amendment which increases or removes the maximum number of Common Shares that may be

(i) issuable to Insiders at any time; and (ii) issued to Insiders under the Plan and any other proposed or established Securities-Based Compensation Arrangement in a one-year period;

(e) any amendment to the number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;

(f) any amendment to the limits on Awards to Non-Employee Directors;

(g) permit an Award to be transferable or assignable other than for normal estate settlement purposes; or

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(h) any amendment to the definition of an Eligible Participant under the Amended and Restated Omnibus Incentive Plan.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if thought fit, to approve an ordinary resolution approving and adopting the Amended and Restated Omnibus Incentive Plan for a period of three years and authorizing and approving the unallocated awards under the Amended and Restated Omnibus Incentive Plan.

If the Amended and Restated Omnibus Incentive Plan is not approved and adopted by the Shareholders at the Meeting, then no further grants would be permissible under the Amended and Restated Omnibus Incentive Plan following the Meeting. This would have a detrimental effect on the ability of the Company to attract, retain and motivate qualified individuals to its management team. In the event that Shareholders do not approve the Amended and Restated Omnibus Incentive Plan at the Meeting, all previously allocated Awards made under the Amended and Restated Omnibus Incentive Plan would be cancelled.

Shareholders will be asked at the Meeting to approve with or without variation the Amended and Restated Omnibus Plan Resolution as follows:

"BE IT RESOLVED THAT:

1. The Amended and Restated Omnibus Incentive Plan of The Real Brokerage Inc. (the "Company"), attached as Schedule "A" of the Company's Management Information Circular dated April 26, 2023, which has the effect of amending and restating the Omnibus Incentive Plan, hereby is, confirmed, ratified and approved, subject to such amendments: (a) as may be required by the Toronto Stock Exchange (the "TSX"); or (b) that are consistent with the requirements of the TSX as may be determined from time to time by the Board.

2. The Company has the ability to grant awards under the Amended and Restated Omnibus Incentive Plan until June 9, 2026, which is the date that is three years from the date of this Meeting.

3. The unallocated awards under the Amended and Restated Omnibus Incentive Plan are hereby approved and authorized.

4. Notwithstanding that this resolution has been passed by the Shareholders, the Board may revoke such resolution at any time before it has been effected without further action by the Shareholders.

5. Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action."

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the resolution to approve the Amended and Restated Omnibus Incentive Plan.

6. Approval of Amended and Restated Omnibus Incentive Plan Grants

Between July 22, 2022 and the date of this Circular, the Company, acting on the recommendation of the Board and the Compensation Committee and subject to Shareholder approval of the Amended and Restated Omnibus Incentive Plan, granted an aggregate of 5,725,000 Options and 15,143,801 RSUs. The Options and RSUs granted pursuant to the Amended and Restated Omnibus Incentive Plan shall not vest nor be exercised or settled, as applicable, until approved by the Shareholders.

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The Amended and Restated Omnibus Incentive Plan grants must be approved by a majority vote of Shareholders. At the Meeting, Shareholders will be asked to consider and vote to ratify the granted Options and RSUs pursuant to the Amended and Restated Omnibus Incentive Plan.

Date of Grant	No. RSUs Granted	No. of Options Granted	Exercise Price, if applicable	Expiry Date, if applicable
August 2, 2022	234,507	4,145,000	US$1.54	August 2, 2032
August 10, 2022	1,284,971	Nil	N/A	N/A
September 7, 2022	1,147,000	Nil	N/A	N/A
October 12, 2022	1,293,605	Nil	N/A	N/A
November 8, 2022	1,148,865	Nil	N/A	N/A
November 14, 2022	711,107	55,000	US$1.35 - US$1.89	November 14, 2032
December 8, 2022	1,202,543	10,000	C$1.89	December 8, 2032
December 21, 2022	1,049,734	Nil	N/A	N/A
January 5, 2023	911,016	Nil	N/A	N/A
January 6, 2023	1,276,760	Nil	N/A	N/A
February 7, 2023	1,061,723	Nil	N/A	N/A
March 9, 2023	937,191	Nil	N/A	N/A
March 23, 2023	1,116,600	1,515,000	US$1.25	March 17, 2033
April 12, 2023	1,768,179	Nil	N/A	N/A

The text of the resolution to be considered at the Meeting will substantially be as follows:

"RESOLVED THAT:

1. The granting of 5,725,000 stock options and 15,143,801 restricted share units pursuant to the Amended and Restated Omnibus Incentive Plan of The Real Brokerage Inc. (the "Company"), as detailed in the Company's management information circular dated April 26, 2023, is hereby approved, ratified and confirmed."

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the resolution to approve the Amended and Restated Omnibus Incentive Plan grants.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NP 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers some of the guidelines to not be suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. NI 58-101 mandates disclosure of corporate governance practices, which is set out below.

Our Board believes that sound corporate governance practices are essential to its stewardship of our Company. Our Board supervises the management of the business and the affairs of the Company with a view to ensuring that Shareholder value is enhanced and high ethical and legal standards are adhered to. The Board has developed its corporate governance practices to assist it in fulfilling its supervisory role. The Board fulfills its mandate directly and through its committees.

The Company listed the Common Shares for trading on the Nasdaq commencing June 15, 2021 after filing a registration statement with the U.S. Securities and Exchange Commission on Form 40-F on May 25, 2021. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the Nasdaq listing standards and SEC rules. A copy of the Company's statement of differences is available on the Company's website at https://investors.onereal.com. The Company believes it is in conformance with the Nasdaq corporate governance requirements applicable to it.

The following is a description of the Company's corporate governance practices, prepared in accordance with Form 58-101F1 - Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

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Independence

For a director to be considered independent under NI 58-101, he or she must have no direct or indirect material relationship with the Company, and must not be in any relationship deemed to not be independent pursuant to such requirements. A material relationship with the Company is a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of a director's independent judgment.

The Board has considered the relationships of each of the nominees for election by the Shareholders to the Company, and has determined that five (5) of the six (6) directors nominated for election at the Meeting are independent within the meaning of NI 58-101. Larry Klane, Laurence Rose, Guy Gamzu, Atul Malhotra Jr. and Vikki Bartholomae are independent directors based upon the tests for independence set forth in NI 52-110. Tamir Poleg is not independent as he is a member of management of the Company. As a result, a majority of the nominees are independent within the meaning of NI 58-101.

Tamir Poleg was appointed Chair of the Board effective June 5, 2020, and is not considered independent within the meaning of NI 52-110. However, the Board is comprised of a majority of independent directors. As long as the Chair of the Board is not an independent director, the Board will appoint a Lead Director. The Lead Director's key responsibilities are to provide leadership to ensure the Board works in an independent, cohesive fashion and to chair meetings of independent directors without management present.

Management Supervision by the Board

The Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

Public Company Board Memberships

The following nominee for election as a director is presently a director of other issuers that are reporting issuers (or the equivalent) in Canada or a foreign jurisdiction.

Name	Name of Reporting Issuer	Exchange	Position	Director Since
Larry Klane	Navient Corporation	NASDAQ	Director	May 2019

The Company does not restrict the number of public company boards of directors on which its directors may sit. However, directors of the Company are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only one of the Company's directors sits on boards of other reporting issuers. None of the directors of the Company sit together on two or more other boards of other reporting issuers.

In Camera Meetings

The independent directors of the Board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to, and do hold, ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever necessary. The Company holds regular quarterly meetings and other meetings as required, at which time the independent directors meet in camera. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Board and Committee Meetings and Attendance

The Board meets a minimum of four (4) times per year and as otherwise required. Typically, each committee (other than the Audit Committee which meets at least four (4) times each year) will meet approximately two (2) times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depends on the business and affairs that the Company faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2022.

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Audit
	Board of Directors	Committee	Compensation Committee

Directors	Number and percentage of meetings attended
Tamir Poleg	7 of 7 - 100%	N/A	N/A
Laurence Rose	7 of 7 - 100%	N/A	2 of 2- 100%
Guy Gamzu	7 of 7 - 100%	N/A	2 of 2 - 100%
Vikki Bartholomae	6 of 7 - 86%	4 of 4 - 100%	N/A
Larry Klane	7 of 7 - 100%	4 of 4 - 100%	N/A
Atul Malhotra Jr.	5 of 7 - 71%	4 of 4 - 100%	N/A

Board Mandate

The Board has adopted a written mandate, a copy of which is attached to this Circular as Schedule "B" and is posted on the Company's website at https://investors.onereal.com.

Majority Voting Policy

The Board has adopted a policy on majority voting. If, with respect to any particular director nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately tender his or her resignation to the Board, which will take effect upon acceptance by the Board. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board at which the resignation is considered. The Board will promptly accept the resignation unless the Board determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. The Board will promptly announce its decision in a press release, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting of shareholders. A copy of the majority voting policy is posted on the Company's website at https://investors.onereal.com

Committees of the Board

The Board has established three (3) standing committees to assist it in discharging its mandate. The roles of the committees are outlined below.

Audit Committee

Members: Larry Klane (Chair), Vikki Bartholomae and Atul Malhotra Jr.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a) financial reporting and disclosure requirements;

(b) ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company; and

(c) for external and internal audit processes.

The Company has filed its Annual Information Form under its profile on SEDAR at www.sedar.com, and at www.sec.gov as an exhibit to the annual report filed with the SEC on Form 40-F on March 16, 2023. The Annual Information Form contains, among other things, the disclosure required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 (e.g., relevant education and experience of the Audit Committee members) may be found under the heading "Audit Committee Information" in the Annual Information Form. Upon request, the Company will promptly provide a copy of the Annual Information Form to Shareholders free of charge.

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A copy of the Audit Committee's charter is contained in the Annual Information Form, and is posted on the Company's website at https://investors.onereal.com

Compensation Committee

Members: Guy Gamzu (Chair), Larry Klane and Laurence Rose

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Compensation Committee is responsible for:

(a) overseeing the Company's employees, including matters relating to compensation, succession planning and other human resources matters;

(b) identifying the principal risks of the Company's business related to human resources matters and overseeing the implementation of appropriate systems to manage these risks; and

(c) overseeing the Company's compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to human resources matters.

A copy of the Compensation Committee's charter is posted on Company's website at https://investors.onereal.com

For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see "Statement of Executive Compensation" below.

Nominating and Corporate Governance Committee

Members: Laurence Rose (Chair), Vikki Bartholomae and Guy Gamzu

The Board has overall responsibility for developing the Company's approach to corporate governance, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). The Nominating and Corporate Governance Committee assists the Board in fulfilling its responsibilities relating to corporate governance matters and director nominations. The Nominating and Corporate Governance Committee is responsible for:

(a) determining the qualifications, qualities, skills and other expertise required to be a director of the Company;

(b) Identifying and screening individuals qualified to become members of the Board, and make recommendations to the Board;

(c) considering any director candidates recommended by Shareholders under the procedures set forth in the BCBCA and the Company's articles and described in this Circular;

(d) developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Company, reviewing these principles annually and recommend any changes to the Board;

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(e) overseeing the Company's corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company's corporate governance framework;

(f) reviewing and discussing with management disclosure of the Company's corporate governance practices, including information regarding the operations of the Nominating and Corporate Governance Committee and other Board committees, director independence and the director nominations process. Review the disclosure regarding these practices that will be included in the Company's management information circular;

(g) reviewing the Board's committee structure and composition, and make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chair annually.

(h) developing and overseeing a Company orientation program for new directors; and

(i) overseeing the Company's environmental, social and governance efforts and progress.

A copy of the Nominating and Corporate Governance Committee's charter is posted on Company's website at https://investors.onereal.com

Position Descriptions

Board-Level Position Descriptions

Chair of the Board

The Chair of the Board is Mr. Tamir Poleg. The Board has not established a written position description for the Chair, but is in the process of developing a written position description. The Chair is aware that he is responsible for, among other things, presiding at meetings of the Board and Shareholders, providing leadership to the Board, managing the Board, acting as liaison between the Board and management, and representing the Company to external groups including Shareholders, local communities and governments.

Lead Director

The Lead Director of the Board is Larry Klane. The Board has not established a written position description for the Lead Director, but is in the process of developing a written position description. The Lead Director is aware that he is responsible for providing leadership to ensure the Board works in an independent, cohesive fashion and chairing meetings of independent directors without management present.

Chair of Board Committees

The Board has not established a written position description for Chairs of Committees, but is in the process of developing a written position description. The Chairs of Committees acknowledge that they are responsible for, among other things, providing leadership to the Committee, managing the timely discharge of the Committee's duties and responsibilities, managing the conduct of the Committee, acting as liaison between the Committee, the Board and management, and reporting to the Board on behalf of the Committee.

CEO Position Description

The CEO of the Company is Mr. Tamir Poleg. The Board has not established a written position description for the CEO. The CEO is aware that he is responsible for, among other things, the day-to-day management of the business and affairs of the Company. The CEO is also responsible for recommending to the Board, together with the CFO and such other management as appropriate, for approval of the Company's financial and operating goals and objectives, formulating and presenting to the Board long-term business plans, strategies and policies and keeping the Board informed of the Company's progress, and together with the Chair of the Board serving as the Company's principal spokesperson.

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Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(a) information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

(b) access to recent, publicly filed documents of the Company; and

(c) access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

Code of Conduct

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct (the "Code") which applies to all of our directors, officers, employees, consultants and contractors. The Code addresses such matters as compliance with laws, protection and proper use of assets, conflict of interest, corporate opportunities, reporting violations and consequences of non-compliance.

In addition, the Board is responsible for: (i) ensuring that management has established a system to monitor compliance with and enforce the Code; (ii) obtaining reports from management that the Company and its directors, officers and employees are in compliance with the Code; (iii) making recommendations to the Board regarding any waivers from the Code; and (iv) advising the Board with respect to the Company's policies and procedures regarding compliance with the Code.

Any waiver of the Code with respect to a director or officer of the Company may be made only by the Board. The Board did not grant any waiver of the Code in 2022. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on Company's website at https://investors.onereal.com

Conflicts of Interest

Directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of the Company or consultant or contractor working for the Company is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with the Company.

Non-executive directors of the Company are not expected to devote their time and effort solely on behalf of the Company, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

Other Policies

The Board has adopted a corporate disclosure policy (the "Corporate Disclosure Policy") to reinforce the Company's commitment to compliance with the continuous disclosure obligations imposed by Canadian securities laws and the rules and regulations of the TSX. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing the Company's disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all Shareholders and market participants regarding the Company.

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The Board has also adopted an amended and restated stock trading policy (the "Stock Trading Policy") to ensure that the Company and all directors, officers, employees, consultants and contractors of the Company and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engaged in insider trading or tipping.

Copies of the Corporate Disclosure Policy and the Stock Trading Policy are posted on the Company's website at https://investors.onereal.com

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of Shareholders. Prior to nominating individuals as directors, the Board: (i) considers what competencies and skills the Board, as a whole, should possess; (ii) what competencies and skills each existing director possesses; and (iii) considers the appropriate size of the Board, with a view to facilitating effective decision-making.

With respect to nomination matters, management of the Company is specifically responsible for considering and making recommendations to the Board on the size and composition of the Board. The Board also considers: (i) what competencies and skills the Board, as a whole, should possess; (ii) the competencies and skills each existing director possesses; and (iii) in recommending new nominees to the Board, the competencies and skills each new nominee will bring to the Board.

Pursuant to the Investors Rights Agreement, Insight Partners is permitted to nominate one (1) Investor Director Designee to the Board so long as Insight Partners satisfies the Beneficial Ownership Requirement. See Particulars of Matters to be Acted Upon at the Meeting - Election of Directors - Director Nominee of Insight Partners.

Experience and Expertise

The following chart reflects the self-disclosed experience and expertise of our six director nominees.

	Tamir	Guy	Larry	Laurence	Atul	Vikki
Experience and Expertise	Poleg	Gamzu	Klane	Rose	Malhotra, Jr.	Bartholomae
Real Estate	✓	✓		✓		✓
Leadership and Business Management	✓	✓	✓	✓	✓	✓
Other Board Membership		✓	✓	✓	✓
Financial and Accounting	✓	✓	✓	✓	✓
Corporate Governance and Compliance	✓	✓	✓	✓
Technological Innovation	✓	✓	✓	✓
Human Capital	✓	✓		✓		✓
Strategic Risk Management	✓		✓	✓

Compensation

The Compensation Committee is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel) and approving the Company's annual compensation budget. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee's composition and responsibilities are set out in the Compensation Committee charter (discussed above). With respect to compensation matters, the Compensation Committee is specifically responsible for:

(a) reviewing the Company's overall compensation philosophy;

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(b) reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans, including:

(i) reviewing the corporate goals and objectives relevant to the compensation of the CEO and the other executive officers of the Company and recommending those goals and objectives to the Board;

(ii) evaluating the CEO's performance in light of his or her goals and objectives and recommending to the Board its assessment of the CEO's performance and compensation;

(iii) through the CEO, reviewing the performance of the other executive officers in light of their goals and objectives and recommending to the Board its assessment of the other executive officers' performances and compensation;

(iv) reviewing the adequacy, amount and form of compensation to be paid to each director and making recommendations to the Board based on this review; and

(v) reviewing and making recommendations to the Board with respect to the adoption and amendment of incentive compensation and equity-based plans, including the number of securities that may be issued under those plans during any particular period;

(c) with respect to disclosure, obtaining advice on and tracking disclosure requirements related to compensation and reviewing the Company's compensation-related disclosure before the Company publicly discloses such information; and

(d) reviewing and approving the selection and terms of reference of any outside consultants retained to provide benchmark analysis and advice on compensation programs.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests. To ensure adequate Board renewal, the Board is responsible for conducting regular Board and committee assessments. These assessments will review the composition and effectiveness of the Board and its committees. The results of these assessments are reported to the Board, together with recommendations, if any, regarding the composition of the Board.

Policies Regarding the Representation of Women

In identifying suitable candidates for nomination to the Board, the Board has not specifically considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Rather, the Board has made their nomination and appointment decisions based on merit, regardless of gender, by assessing whether a person's skills and experience are appropriate for a Board position. The Board has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of women directors, nor has it adopted a target regarding women on the Board. Currently, there is one woman on the Board (currently 16.67% of the Board is comprised of women).

The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. Currently, there are three (3) women (42.85%) serving in executive officer positions at the Company.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the CEO, the CFO and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2022, other than the CEO and CFO as of December 31, 2022 (collectively, the "NEOs") and for the directors of the Company. During the year ended December 31, 2022, the NEOs of the Company were Tamir Poleg, Michelle Ressler, Pritesh Damani, Raj Naik and Andrea Madden. The description of the Company's compensation philosophy and objectives and the elements of such compensation for the year ended December 31, 2022 is set forth below.

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Company's executive compensation arrangements, the Company's executive compensation philosophy and the application of this philosophy to the Company's executive compensation arrangements. The Company has established the Compensation Committee, which has been assigned the responsibility to review the compensation received by directors and NEOs. The Compensation Committee adopted its current charter in April 2023.

Compensation Philosophy and Objectives

When determining the compensation arrangements for the NEOs and directors, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

For the year ended December 31, 2022, the Compensation Committee was comprised of Guy Gamzu (Chair) and Laurence Rose, both of whom have experience that is relevant to their responsibilities.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee's determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee relies, in part, on the CEO to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Elements of Executive Compensation

The compensation paid to directors and NEOs prior to July 22, 2022 consisted of two primary components: base salary and equity participation through the Omnibus Incentive Plan. On July 22, 2022, the Company adopted the Amended and Restated Omnibus Incentive Plan authorizing the Company to grant Options of up to 15% of its issued and outstanding Common Shares at each Award Date, less the number of Common Shares subject to grants of Options under any other Securities Based Compensation Arrangement. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the Amended and Restated Omnibus Incentive Plan.

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In determining the compensation level for each executive, the Compensation Committee looks at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

The Company believes that making a significant portion of the NEOs' and directors' compensation based on long-term incentives supports the Company's executive compensation philosophy, as these forms of compensation allow those most accountable for the Company's long-term success to acquire and hold Common Shares. The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are reviewed annually. Any change in the base salary of an NEO is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Equity Participation

The Company provides long-term incentives to the NEOs and directors in the form of Options and RSUs as part of its overall executive compensation strategy. The Compensation Committee believes that Option and RSU grants serve the Company's executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the NEOs and directors with those of the Shareholders by linking a specific portion of the officer's total pay opportunity to share price; and they provide long-term accountability for NEOs and directors.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee have not formally considered the implications of the risks associated with the Company's compensation policies and practices. The discretionary nature of Options and RSU awards under Securities Based Compensation Arrangements are significant elements of the Company's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Company's best interests.

The Board believes that the executive compensation program should not raise its overall risk profile. Accordingly, the Company's executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

(a) vesting requirements for Options and RSUs and Option terms of ten (10) years discourage excessive risk taking to achieve short-term goals;

(b) recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and

(c) implementation of trading blackouts prescribed by the Company's Stock Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions or as set out in a Board-approved budget. Given the current composition of the Company's executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company's compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

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Purchase of Financial Instruments

The Stock Trading Policy prohibits an NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative Shareholder return on $100 invested in the Common Shares on December 31, 2018 with the cumulative total returns of the S&P/TSX for the five most recently completed financial years.

	2018	2019	2020	2021	2022
The Real Brokerage Inc.	0	0	0	337	24
S&P/TSX Composite Index	(5)	22	44	76	55

The following graph compares the performance of the Common Shares to the S&P Index by assuming $100 was invested in each investment option as of on December 31, 2017.

In 2020 and 2021, the Company's performance dramatically improved, in part, as a result of significant gains in the North America real estate market and technology sector. Renewed optimism of post-pandemic recovery in the main global economies, better than expected real estate demand and COVID-19 related stimuluses have set historically high residential real estate prices. However, in 2022, the Company's share performance declined concurrently as a result of slowdown in the real estate industry generally and as interest rates increased.

Market conditions, including interest rates, have been volatile and have particularly impacted the real estate industry. Market conditions and associated long term market uncertainties have an impact on officer compensation decisions; however, the Compensation Committee also considers the performance of the officers and the achievement of milestones.

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 Compensation Governance

The Compensation Committee is responsible for reviewing the Company's overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its CEO, CFO and other officers (including other NEOs) on the advice of the Compensation Committee. In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities.

Summary Compensation Table

The following table provides information concerning compensation of the NEOs for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

					Non-equity incentive plan compensation (US$)
						Long
			Share-	Option-	Annual	Term
			Based	Based	Incentive	Incentive	Pension	All Other	Total
Name and		Salary	Awards	Awards	Plans	Plans	Value	Compensation	Compensation
Position	Year	(US$)(1)	(US$)	(US$)(2)	(US$)	(US$)	(US$)	(US$)	(US$)
Tamir Poleg	2022	270,000	-	1,059,589	285,000	-	-	-	1,614,589
Chief Executive	2021	220,000	-	535,312	240,000	-	-	-	995,312
Officer and	2020	175,000	-	81,572	41,250	-	-	-	297,822
Director

Michelle	2022	275,000	7,187	239,097	135,000	-	-	-	656,283
Ressler	2021	206,250	-	638,844	105,000	-	-	-	950,094
Chief	2020	68,889	-	261,782	15,000	-	-	-	345,671
Financial Officer

Pritesh	2022	300,000	-	302,945	100,000	-	-	-	702,945
Damani	2021	200,000	-	5,816,406	33,000	-	-	-	6,049,406
Chief	2020	-	-	-	-	-	-	-	-
Technology Officer

Raj Naik(3)	2022	275,000	-	-	75,000	-	-	127,749	477,749
Former	2021	42,500	-	145,000	20,833	-	-	-	208,333
Chief Operating
	2020	-	-	-	-	-	-	-	-
Officer

Andrea,	2022	83,125	38,940	-	31,154	-	-	-	153,220
Madden	2021	-	-	-	-	-	-	-	-
Chief Marketing	2020	-	-	-	-	-	-	-	-
Officer(4)

________________
Notes:

(1) All compensation paid to all NEOs listed has been paid under executive employment agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading "Statement of Executive Compensation

- Employment Contracts and Termination and Change of Control Benefits" of this Circular.

(2) The grant date fair value is a theoretical value determined using the Black Scholes pricing model for Options granted during the year. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price. Existing Options were priced under the provisions of the Stock Option Plan.

(3) Raj Naik resigned as Chief Operating Officer on November 14, 2022.

(4) Andrea Madden was appointed as Chief Marketing Officer on September 15, 2022.

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Stock Options and Other Incentive Plans

The following table sets forth information with respect to the Options and RSUs held by the NEOs which were outstanding as of December 31, 2022:

		Option Based Awards				Share-Based Awards

Name and Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised in- the-money options (US$)	Number of Common Shares or Units that have not vested (#)	Market Value or payout value of share- based awards that have not vested (US$)	Market value or payout value of vested share-based awards not paid out or distributed (US$)
Tamir Poleg Chief Executive Officer and Director	3,347,864	$0.0251	January 20, 2026	3,431,226	-	-	-
	280,638	$0.0765	April 18, 2028	273,201	-	-	-
	4,000,000	$0.19923	June 17, 2030	3,403,080	-	-	-
	200,000	$1.01	January 27, 2031	8,000	-	-	-
	4,000,000	$1.54	August 2, 2032	0	-	-	-
Michelle Ressler Chief Financial Officer	38,187	$0.72	August 24, 2030	62,763	-	-	-
	80,000	$1.01	January 27, 2031	74,100	-	-	-
	250,000	$1.99	August 11, 2031	0	-	-	-
	-	-	-	-	635,593	750,000	0
Pritesh Damani Chief Technology Officer
	2,065,772	$0.874	January 8, 2031	353,576	-	-	-

Raj Naik Former Chief Operating Officer
	500,000	$3.40	November 18, 2031	Nil	-	-	-

Andrea, Madden Chief Marketing Officer
	-	-	-	Nil	555,555	750,000	0

Stock Option Plan, Restricted Share Unit Plan, Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan

The Stock Option Plan and RSU Plan comprises the Company's only forms of security-based incentive compensation plans prior to February 18, 2022.

Stock Option Plan

The Company's Stock Option Plan was a "fixed" stock option plan under the policies of the TSXV and the Company was authorized to grant Options of up to 20% of its issued and outstanding Common Shares at the date the Stock Option Plan was approved by its Shareholders. The Stock Option Plan was approved by the Shareholders at the Company's annual general and special meeting held on August 20, 2020.

The purpose of the Stock Option Plan was to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs.

Under the terms of the Stock Option Plan, a maximum of 28,267,516 Common Shares (representing approximately 20% of the issued and outstanding Common Shares as of August 20, 2020) were reserved for issuance. Under the Stock Option Plan, as Options were granted, the number of Options available for future grants was reduced by an amount equal to the number of Options granted.

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Management noted that the utilization of Options had been an important factor in attracting and keeping superior quality personnel.

The following is a summary of the principal terms of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan which is set out in Schedule "C" to the management information circular of the Company dated July 16, 2020. The Stock Option Plan was administered by the Board, which had full and final authority with respect to the granting of all Options thereunder subject to the requirements of the TSXV. Options were granted under the Stock Option Plan to such directors, officers, employees or consultants of the Company and its affiliates, if any, as the Board from time to time designated. Under the policies of the TSXV, Options granted under such a fixed plan are not required to have a vesting period, although the directors may continue to grant Options with vesting periods, as the circumstances require. The Stock Option Plan authorized the Board to grant Options to Participants on the following terms (capitalized terms not defined herein have the meaning ascribed to them in the Stock Option Plan):

(a) If Options expire or otherwise terminate for any reason without having been exercised, the number of Common Shares in respect of the expired or terminated Options will again be available for the purposes of the Stock Option Plan.

(b) The Stock Option Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any Options awarded prior to the date of such termination. Any Options outstanding when the Stock Option Plan is terminated will remain in effect until they are exercised or expire or are otherwise terminated in accordance with the provisions of the Stock Option Plan.

(c) The Stock Option Plan provided that it was solely within the discretion of the Board to determine who should receive Options and in what amounts. The Board may issue a majority of the Options to Insiders of the Company. However, in no case will the issuance of Common Shares upon the exercise of Options granted under the Stock Option Plan result in:

(i) The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Common Shares at the Award Date (unless the Company has obtained disinterested Shareholder approval);

(ii) The total number of Options awarded to any one Consultant for the Company shall not exceed 2% of the issued and outstanding Common Shares at the Award Date without consent being obtained from the TSXV; and

(iii) The total number of Options awarded to all persons employed by the Company who perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Common Shares, in any twelve month period, calculated at the Award Date without consent being obtained from the TSXV.

Options granted under the Option Plan will be for a term so fixed by the Board at the time the Option is awarded, provided that such date shall not exceed ten (10) years from the date of its grant. Unless the Company otherwise decides, in the event an Option Holder ceases to be a consultant or employee of the Company (other than by reason of death), vested Options will expire on the 90th day following the date the holder ceases to be an eligible Participant (or on the 30th day in the case of an Participant who is engaged in Investor Relations Activities). In the case that the Option Holder ceases to be such as a result of termination for cause, the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Company.

The Exercise Price shall be that price per Common Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Common Shares traded through the facilities of the TSXV (or, if the Common Shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the TSXV, or such other price as may be required or permitted by the TSXV.

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In no case will an Option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the Option in question.

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may exercise the Option within the Exercise Period. Common Shares will not be issued pursuant to Options granted under the Stock Option Plan until they have been fully paid for.

Upon a Change of Control, the Board may require that an Option granted under the Stock Option Plan may be exercised (whether or not such Option as vested) by the Participant at any time up to an including the expiry time of the Option and the Board may require the acceleration of the time for exercise of the Option. Notwithstanding the foregoing, no acceleration of the vesting of Options held by Participant performing Investor Relations Activities shall occur without the prior written consent of the TSXV.

As of December 31, 2022, there were 16,329,517 Options issued and outstanding pursuant to the Stock Option Plan.

Subsequent to February 18, 2022, the Company no longer issues Stock Options pursuant to the Stock Option Plan. The Stock Option Plan exists solely for the purposes of governing previously issued Options thereunder.

Restricted Share Unit Plan

The Stock Option Plan of the Company required that the addition of a deferred or restricted share unit or any other provision which results in participants under the Stock Option Plan receiving securities while no cash consideration is received by the Company requires the approval of the Board, the TSXV and the Shareholders of the Company. Therefore, the RSU Plan was approved by the Shareholders at the Company's annual general and special meeting held on August 20, 2020.

A summary of the material terms of the RSU Plan is set forth below. The summary information is qualified in its entirety by the full text of the RSU Plan, a copy of which is attached as Schedule "D" to the management information circular of the Company dated July 16, 2020.

• Eligible Persons. The Board or the Committee may grant RSUs to eligible Participants, other than persons performing Investor Relations Activities, provided that the Board, together with such individuals or companies, are responsible for ensuring and confirming that such person is a bona fide Participant.

• Fixed Plan. The RSU Plan is a fixed plan, such that the aggregate number of Common Shares that may be issued pursuant to the RSU Plan shall not exceed 28,267,516 Common Shares, less the number of Common Shares issuable pursuant to all other Security Based Compensation Arrangements (including the Stock Option Plan).

• Vesting. Each RSU will vest in such manner as determined by the Board or the Committee at the time of grant.

• Settlement of RSU's. On the Vesting Date, the Company at its sole and absolute discretion have the option of settling the RSUs in cash (if applicable), Common Shares acquired by the Company on the TSXV or Common Shares to be issued from the treasury of the Company.

• Limitations. The RSU Plan included the following additional limitations: (i) the number of Common Shares reserved for issuance to any one Participant retained as a consultant to provide services to the Company or its subsidiaries under all Security Based Compensation Arrangements in any 12 month period shall not exceed 2% of the issued and outstanding Common Shares; (ii) the number of Common Shares reserved for issuance to any one Participant under all Security Based Compensation Arrangements in any 12 month period will not exceed 5% of the issued and outstanding Common Shares; (iii) unless the Company has received disinterested Shareholder approval to do so, the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and (iv) unless the Company has received disinterested Shareholder approval to do so the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

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• Ceasing to be a director, officer, employee or consultant. The RSU Plan provided that if a Participant shall cease to be a director or officer of or be in the employ of, or a consultant or other Participant to, the Company or a subsidiary for any reason whatsoever including, without limitation, retirement, resignation or involuntary termination (with or without cause), as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's account have vested or are forfeited pursuant to any other provision hereof, (i) such Participant shall cease to be a Participant as of the forfeiture date, (ii) the former Participant shall forfeit all unvested awards respecting RSUs credited to the Participant's account effective as of the forfeiture date, (iii) any award value corresponding to any vested RSUs remaining unpaid as of the forfeiture date shall be paid to the former Participant and (iv) the former Participant shall not be entitled to any further payment from the RSU Plan.

• Change of control. In the event of a Change of Control, the Board or the Compensation Committee shall have absolute discretion to determine if all issued and outstanding RSUs shall vest (whether or not then vested) upon the Change of Control and the vesting date shall be the date which is immediately prior to the time such Change of Control takes place, or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

• Transferability. Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

• Amendments The Board may amend the RSU Plan in any way, or discontinue the RSU Plan altogether, and may amend, in any way, any RSU granted under the RSU Plan at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair any RSU previously granted under the RSU Plan or any related RSU agreement, except as otherwise permitted under the RSU Plan. In addition, the Board may, by resolution, make any amendment to the RSU Plan or any RSU granted under it (together with any related RSU agreement) without Shareholder approval, provided however, that the Board will not be entitled to amend the RSU Plan or any RSU granted under it without Shareholder (disinterested Shareholder approval if applicable) and, if applicable, TSXV approval, in order to: (i) increase the maximum number of Common Shares issuable pursuant to the RSU Plan; (ii) cancel an RSU and subsequently issue to the holder of such RSU a new RSU in replacement thereof; (iii) extend the term of an RSU, but not beyond the Expiry Date; (iv) permit the assignment or transfer of an RSU other than as provided for in the RSU Plan; (v) add to the categories of persons eligible to participate in this Plan; or (vi) in any other circumstances where TSXV and Shareholder approval is required by the TSXV. Any renewal of this plan will be subject to disinterested Shareholder approval, and TSXV approval as applicable.

As of December 31, 2022, there were 2,583,508 RSUs issued and outstanding pursuant to the RSU Plan.

Subsequent to February 18, 2022, the Company no longer issues RSUs pursuant to the RSU Plan. The RSU Plan exists solely for the purposes of governing previously issued RSUs thereunder.

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Omnibus Incentive Plan

The Omnibus Incentive Plan was a "fixed" plan under the policies of the TSXV and the Company is authorized to grant Options and RSUs of up to 20% of its issued and outstanding Common Shares at the date the Omnibus Incentive Plan was approved Board, less the number of Common Shares subject to grants of securities under any other Security Based Compensation Arrangement. The Omnibus Incentive Plan was approved by the Board on February 18, 2022 and by the Shareholders at the Company's annual general meeting held on June 13, 2022.

The purpose of the Omnibus Incentive Plan was to advance the interests of the Company by encouraging eligible directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs.

Under the terms of the Omnibus Incentive Plan, a maximum of 35,641,226 Common Shares (representing approximately 20% of the issued and outstanding Common Shares as of February 18, 2022) were reserved for issuance.

Each Option granted pursuant to the terms of the Omnibus Incentive Plan vests and is exercisable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the Award Date, unless otherwise determined by the Board. The Option price of any Option was determined and approved by the Board when such Option was granted, but shall not be less than the discounted market price on the Award Date. The Board may at its sole discretion at any time or on the Award Date in respect of any Option granted, accelerate or provide for the acceleration of vesting in whole or in part of Options previously granted. The Omnibus Incentive Plan includes a Net Exercise provision in accordance with TSXV Policy 4.4.

Each RSU granted pursuant to the terms of the Omnibus Incentive Plan will vest and be payable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the Award Date, unless otherwise determined by the Board. The Board may at its sole discretion at any time or on the award date in respect of any RSUs granted, accelerate or provide for the acceleration of vesting in whole or in part of RSUs previously granted. Notwithstanding the foregoing, an RSU shall not vest prior to the date that is one year following the Award Date of such RSU.

Further, the maximum number of Common Shares issued to participants who are Insiders, collectively, within any one (1) year period, under the Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 10% of the outstanding Common Shares at the time of issuance. The maximum number of Common Shares issued one person collectively, within any one (1) year period, under the Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 5% of the outstanding Common Shares at the time of issuance.

The total number of Common Shares issuable as compensation to any participant performing Investor Relations Activities, in a 12 month period pursuant to the Omnibus Incentive Plan and any other Security Based Compensation Arrangement, could not exceed 2% of the outstanding Common Shares at the time of issuance. Persons providing Investor Relations Activities shall only be entitled to receive Options pursuant to the Omnibus Incentive Plan.

The Omnibus Incentive Plan was administered by the Board, which had full and final authority with respect to the granting of all Options and RSUs thereunder subject to the requirements of the TSXV. Options and RSUs were granted under the Omnibus Incentive Plan to such directors, officers, employees or consultants of the Company and its affiliates, if any, as the Board may from time to time designate.

As of December 31, 2022, there were 6,092,230 RSUs and 554,546 Options issued and outstanding pursuant to the Omnibus Incentive Plan.

Subsequent to July 22, 2022, the Company no longer issues RSUs and Options pursuant to the Omnibus Incentive Plan. The Omnibus Incentive Plan exists solely for the purposes of governing previously issued Options and RSUs issued thereunder.

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Amended and Restated Omnibus Incentive Plan

As described under the heading "Particulars of Matters to be Acted Upon - Approval of the Amended and Restated Omnibus Incentive Plan", the Company is seeking to obtain approval from the Shareholders at the Meeting of the Amended and Restated Omnibus Incentive Plan. For more information and a summary of the Amended and Restated Omnibus Plan, please see under the heading "Particulars of Matters to be Acted Upon - Approval of the Amended and Restated Omnibus Incentive Plan".

Employment Contracts and Termination and Change of Control Benefits

Tamir Poleg

On July 1, 2014, the Company appointed Tamir Poleg, CEO. Pursuant to the terms of the agreement, Mr. Poleg was entitled to an annual salary of US$175,000. Mr. Poleg's annual salary for 2022 was increased to US$270,000. Mr. Poleg's employment agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Poleg is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Poleg's employment will continue in the normal course and there are no modifying terms.

Michelle Ressler

On October 15, 2020 the Company appointed Michelle Ressler, CFO. Pursuant to the terms of the agreement, Ms. Ressler was entitled to an annual salary of US$160,000. Ms. Ressler's annual salary for 2022 was increased to US$275,000. Ms. Ressler's employment agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Ressler is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Ms. Ressler's employment will continue in the normal course and there are no modifying terms.

Pritesh Damani

On January 11, 2021, the Company appointed Pritesh Damani to serve as Chief Technology Officer. Pursuant to the terms of the employment agreement, Mr. Damani is entitled to an annual salary of US$300,000. Mr. Damani's employment agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Damani is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Damani's employment will continue in the normal course and there are no modifying terms.

Raj Naik

Effective November 15, 2021, the Company entered into an agreement with Raj Naik to serve as Chief Operating of the Company at an annual salary of US$330,000. Mr. Naik resigned as Chief Operating Officer on November 14, 2022.

Except as disclosed above, there were no other agreements or arrangements under which compensation was provided during the most recently completed financial year ended December 31, 2021 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

Andrea Madden

On September 15, 2022, the Company appointed Andrea Madden to serve as Chief Marketing Officer. Pursuant to the terms of the employment agreement, Ms. Madden is entitled to an annual salary of US$285,000. Ms. Madden's employment agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Madden is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Ms. Madden's employment will continue in the normal course and there are no modifying terms.

2023 MANAGEMENT INFORMATION CIRCULAR | 37

Change of Control Payment Chart

The estimated incremental payments, payables and benefits that would have been paid to the NEOs pursuant to the above noted agreements (those that have not resigned or been terminated as of the date of this Circular) in the event of termination without cause or after a Change of Control on December 31, 2022 is detailed below:

	Termination Without Cause	Termination on a Change of Control
Named Executive Officer	(US$)	(US$)
Tamir Poleg
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil
Michelle Ressler
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil
Pritesh Damani
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil
Raj Naik
Salary	127,750	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	127,750	Nil
Andrea Madden
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil

In this section, "Change of Control" means the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization), a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the BCBCA of:

(a) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent (50%) or more of the votes entitled to be cast at a meeting of the Shareholders;

(b) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent 50% or more of the votes entitled to be cast at a meeting of the shareholders of the material subsidiary; or

2023 MANAGEMENT INFORMATION CIRCULAR | 38

(c) more than fifty percent 50% of the material assets of the Company, including the acquisition of more than fifty percent 50% of the material assets of any material subsidiary of the Company.

Pension Disclosure

There are no pension plan benefits in place for the NEOs or the directors of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs and Options granted pursuant to the Stock Option Plan or RSU Plan to NEOs that vested during the year ended December 31, 2022:

	Option-based awards -	Share-Based Awards -	Non-Equity Incentive
			Plan Compensation
	Value vested during year	Value Vested During Year
Name & Principal Position	(US$)	(US$)	(US$)

Tamir Poleg	524,077	Nil	285,000
Director and Chief Executive Officer
Michelle Ressler	198,076	Nil	135,000
Chief Financial Officer
Pritesh Damani	561,862	Nil	100,000
Chief Technology Officer
Raj Naik	Nil	Nil	75,000
Chief Operating Officer
Andrea Madden	Nil	Nil	31,154
Chief Marketing Officer

Director Compensation

The following table sets forth all compensation to directors who were not NEOs during the year ended December 31, 2022:

		Share-	Option-	Annual

	Fees	Based	Based	Incentive	Pension	All Other	Total
	Earned	Awards	Awards	Plans	Value	Compensation	Compensation
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)

Guy Gamzu	Nil	82,817	Nil	Nil	Nil	Nil	82,817
Larry Klane	Nil	92,561	Nil	Nil	Nil	Nil	92,561
Atul Malhorta Jr.	Nil	Nil	Nil	Nil	Nil	Nil	Nil (1)
Vikki Bartholomae	Nil	73,076	Nil	Nil	Nil	Nil	73,076
Laurence Rose	Nil	73,076	Nil	Nil	Nil	Nil	73,076

________________
Note:

(1) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, was issued 32,751 RSUs valued at US$2.29 per RSU for director compensation. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

Director Compensation - Outstanding Option Based and Share Based Awards

The following table sets forth information with respect to the Options granted pursuant to Securities Based Compensation Arrangements to the non-NEO directors that were outstanding as of December 31, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR | 39

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of unexercised in-the- money options (US$)	Number of Common Shares that have not vested (#)	Market Value or payout value of share- based awards that have not vested (US$)	Market value or payout value of vested share-based awards not paid out or distributed (US$)
	280,638	US$0.0765	April 18, 2028	273,200	-	-	-
Guy Gamzu	110,000	US$1.01	January 27, 2031	4,022	-	-	-
	-	-	-	-	37,117	82,818	82,818
	280,638	US$0.0765	April 18, 2028	273,200	-	-	-
Larry Klane	110,000	US$1.01	January 27, 2031	4,022	-	-	-
	-	-	-	-	41,484	92,562	92,562
Laurence	280,638	US$0.0765	April 18, 2028	273,200	-	-	-
	100,000	US$1.01	January 27, 2031	3,656	-	-	-
Rose
	-	-	-	-	32,751	73,076	73,076

Vikki	100,000	US$1.01	January 27, 2031	3,656	-	-	-
Bartholomae	-	-	-	-	32,751	73,076	73,076

Director Compensation - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs and Options granted pursuant to Securities Based Compensation Arrangements to the non-NEO directors that vested during the year ended December 31, 2022:

	Option-based awards -	Share-Based Awards -	Non-Equity Incentive
		Value Vested During
	Value vested during year		Plan Compensation
		Year
Name	(US$)	(US$)	(US$)
Guy Gamzu	25,472	Nil	-
Larry Klane	25,472	Nil	-
Laurence Rose	23,157	Nil	-
Vikki Bartholomae	23,157	Nil	-

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Company that are authorized for issuance under the equity compensation plans as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($US)	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by securityholders Equity compensation plans not approved by securityholders Total	16,884,063 Options 8,675,738 RSUs 4,210,000 Options 6,944,598 RSUs 36,715,822	0.82 N/A 1.54 N/A 0.92	10,081,425 5,894,218 Options 63,055,402 RSUs 79,031,045

_______________
Note:

(1) These figures are based on the total number of Common Shares authorized for issuance under the Securities Based Compensation Arrangements, less the number of Options and RSUs outstanding as of the Company's year ended December 31, 2022.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended December 31, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR | 40

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other Insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2022, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Management Information Circular, no director or senior officer of the Company, nor any proposed nominee for election as a director of the Company, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

NORMAL COURSE ISSUER BID

On May 17, 2021, the TSXV accepted the Company's Notice of Intention to implement a normal course issuer bid. On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the Nasdaq and other stock exchanges and/or alternative trading systems in the United State and/or Canada. Pursuant to the NCIB, Real may purchase up to 8,915,466 Common Shares representing approximately 5% of the total 178,309,321 issued and outstanding Common Shares as of May 19, 2022. Purchases will be made at prevailing market prices and will terminate no later than May 20, 2023.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying RSU obligations. The Company appointed CWB Trust Services as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the shares in trust for the purposes of satisfying RSU payments as well as manage other administration matters. Through the trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB.

The Common Shares acquired will be held by CWB Trust Services until the same are sold in the market with the proceeds to be transferred to designated participants under the terms of the Security Based Compensation Arrangements to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants.

During the year ended December 31, 2022, the Company had repurchased 3,742,791 Common Shares pursuant to the NCIB.

Shareholders may obtain, free of charge, a copy of the Company's "Notice of Intention to Make a Normal Course Issuer Bid" filed by the Company by contacting the Corporate Secretary of the Company at 133 Richmond Street West, Suite 302, Toronto, Ontario, M5H 2L3 or via email at investors@therealbrokerage.com

ADDITIONAL INFORMATION

Additional information about the Company is located on SEDAR at www.sedar.com. Financial information is provided in the Company's financial statements and Management's Discussion and Analysis ("MD&A") for the financial year ended December 31, 2021, which were filed on SEDAR.

Pursuant to NI 51-102, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company's agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed Instrument of Proxy, in the addressed envelope provided, to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders may contact the Company to request copies of the financial statements and MD&A by writing to the Company's CFO, Michelle Ressler, at the following address:

2023 MANAGEMENT INFORMATION CIRCULAR | 41

THE REAL BROKERAGE INC.

133 Richmond Street West, Suite 302

Toronto, Ontario
M5H 2L3

2023 MANAGEMENT INFORMATION CIRCULAR | 42

THE REAL BROKERAGE INC.

SCHEDULE A

AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

(see attached)

THE REAL BROKERAGE INC.

AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

-i-

TABLE OF CONTENTS

(continued)

THE REAL BROKERAGE INC.

AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

The Company (as defined herein) hereby establishes an amended and restated omnibus incentive plan for certain qualified directors, executive officers, employees or Consultants (as defined herein) of the Company or any of its Subsidiaries (as defined herein).

ARTICLE 1

INTERPRETATION

1.1 Definitions

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Account" means an account maintained for each Participant on the books of the Company which will be credited with Awards in accordance with the terms of this Plan;

"Affiliates" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

"Award" means either an Option or RSU granted to a Participant pursuant to the terms of the Plan;

"Award Date" means the date or dates on which an Award is made to a Participant;

"Award Value" means, with respect to any RSUs, an amount equal to the number of RSUs, as such number may be adjusted in accordance with the terms of this Plan, multiplied by the VWAP;

"Blackout Period" means a period during which the Company prohibits Participants from exercising, redeeming or settling their Awards in accordance with the Company's stock trading policy, as may be amended or supplemented, from time to time.

"Board" means the board of directors of the Company;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Vancouver, British Columbia or New York, New York for the transaction of banking business;

"Cause" has the meaning ascribed thereto in Section 5.2.1 hereof;

"Change of Control" means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a) any transaction (other than a transaction described in clause (c) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company's then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company's equity incentive plans;

(b) there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (i) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (ii) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation, merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(c) the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Company in the course of a reorganization of the assets of the Company and its wholly-owned Subsidiaries;

(d) the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e) individuals who, on the Effective Date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

"Consultant" means a natural person, other than an employee, executive officer or director of the Company or a Subsidiary, that (a) is engaged to provide services to the Company or a Subsidiary, other than services provided in relation to a distribution, (b) provides the services under a written contract with the Company or a Subsidiary, and (c) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary, and includes a corporation of which the Consultant is an employee or shareholder and a partnership of which the Consultant is an employee or partner. For greater certainty, a Consultant shall include a Person who is employed or contracted to provide real estate brokerage and/or agency services to the Company or to a Subsidiary;

"Consulting Agreement" means, with respect to any Participant, any written consulting agreement between the Company or a Subsidiary and such Participant;

"Committee" has the meaning ascribed thereto in Section 2.2.3 hereof;

"Company" means The Real Brokerage Inc., a company existing under the Business Corporations Act (British Columbia), as amended from time to time;

"Dividend Equivalent" has the meaning ascribed thereto in Section 4.3.1 hereof;

"Effective Date" means the effective date of this Plan;

"Eligibility Date" the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Company by the insurance company providing such long-term disability benefits);

"Eligible Participant" means any director, executive officer, bona fide employee or bona fide Consultant of the Company or any of its Subsidiaries;

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Company or a Subsidiary and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

"Existing Plans" means the Predecessor Option Plan, the Predecessor RSU Plan and the Predecessor Omnibus Incentive Plan;

"Existing Option" means an option grant made under the Existing Plans or Share Compensation Arrangement;

"Existing RSU" means an RSU grant made under the Existing Plans or Share Compensation Arrangement;

"Expiry Date" means, with respect to an RSU, such date as may be determined by the Board, in its sole discretion, and set out in the applicable RSU Agreement, but in no event later than December 15 immediately preceding the Outside Payment Date;

"Grant Agreement" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, an RSU Agreement, an Employment Agreement or a Consulting Agreement;

"Insider" has the meaning ascribed to in the TSX Manual;

"Nasdaq" means the Nasdaq Stock Market LLC;

"Net Exercise Right" has the meaning ascribed thereto in Section 3.8.3 hereof;

"Non-Employee Director" means a member of the Board who is not otherwise an employee or executive officer of the Corporation;

"Option" means an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof;

"Option Agreement" means a written agreement between the Company and a Participant evidencing the grant of Options and the terms and conditions thereof, a form of which is attached hereto as Exhibit A;

"Option Price" has the meaning ascribed thereto in Section 3.2 hereof;

"Option Shares" means Shares issuable pursuant to the exercise of an Option.

"Option Term" has the meaning ascribed thereto in Section 3.4 hereof;

"Outside Payment Date", in respect of an RSU, means December 31 of the third calendar year following the year in which the services of the Participant giving rise to award of RSUs were rendered;

"Outstanding Issue" means the number of Shares that are outstanding as at a specified time, on a non- diluted basis;

"Participant" means an Eligible Participant that is granted an Award under the Plan;

"Performance Criteria" means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this Amended and Restated Omnibus Incentive Plan, including any amendments or supplements hereto made after the effective date hereof;

"Predecessor Omnibus Incentive Plan" means the omnibus incentive plan approved by the shareholders of the Company on June 13, 2022;

"Predecessor Option Plan" means the Amended and Restated Stock Option Plan approved by the shareholders of the Company on August 20, 2020;

"Predecessor RSU Plan" means the Restricted Share Unit Plan approved by the shareholders of the Company on August 20, 2020;

"RSU" or "Restricted Share Unit" means a right awarded to a Participant to receive a payment in the form as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"RSU Agreement" means a written agreement between the Company and a Participant evidencing the grant of RSUs and the terms and conditions thereof, a form of which is attached hereto Exhibit C.

"Shares" means the common shares in the authorized share structure of the Company;

"Share Compensation Arrangement" means any stock option plan, employee stock purchase plan, stand- alone stock option, long-term incentive plan or any other compensation or incentive mechanism (in each case, other than the Plan) involving the issuance or potential issuance of Shares from treasury, including a share purchase from treasury by a full-time employee, director, officer, Insider, or Consultant which is financially assisted by the Company or a Subsidiary by way of a loan, guarantee or otherwise;

"Stock Exchange" means the TSX or Nasdaq or if the Shares are not listed or posted for trading on any of such stock exchanges at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

"Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

"Tax Obligations" means the aggregate amount of all withholdings, source deductions and similar amounts required under any governing tax law with respect to either (i) the exercise of Options, or (ii) the redemption of an RSU, as the context requires, including amounts funded by the Company on behalf of previous withholding tax, source deduction or similar payments and owed by the Participant to the Company, as applicable (which Tax Obligations are to be determined by the Company in its sole discretion);

"Termination Date" means (i) in the event of a Participant's resignation, the effective date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Company or one of its Subsidiaries and (ii) in the event of the termination of the Participant's employment, or position as director, executive or officer of the Company or a Subsidiary, or Consultant, the later of (a) if required to comply with applicable legislation, the date which is the last day of the notice period required by such legislation; and (b) the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Subsidiary, as the case may be, regardless of any period of pay in lieu of notice to which a Participant may claim to be or is entitled under contract or common law;

"Termination of Service" means that a Participant has ceased to be an Eligible Participant;

"Trading Day" means a day when trading occurs through the facilities of the TSX;

"TSX" mean the Toronto Stock Exchange;

"TSX Manual" means the TSX Company Manual, as amended from time to time;

"U.S. Participant" means a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) and any other Participant's whose compensatory RSUs awarded under this Plan are subject to U.S. federal income tax;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Tax Code" means the United States' Internal Revenue Code of 1986, as amended;

"Vesting Date" means, with respect to any RSU, the date upon which the Award Value to which the Participant is entitled pursuant to such RSU shall irrevocably vest and become irrevocably payable by the Company to the Participant in accordance with the terms hereof, whether it be the original Vesting Date as set forth in the applicable RSU Agreement or other written agreement (including an employment or consulting agreement), or the date upon which vesting is accelerated pursuant to the specific terms of this Plan, an RSU Agreement or other written agreement, or the date on which vesting is accelerated through the exercise of discretion by the Board as permitted under the Plan; and

"VWAP" means the volume weighted average trading price of the Company's Shares on the TSX calculated by dividing the total value by the total volume of such securities traded for the five Trading Days immediately preceding thereof.

1.2 Interpretation

1.2.1 Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term "discretion" or "authority" means the sole and absolute discretion of the Board.

1.2.2 The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

1.2.3 In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

1.2.4 The words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation". As used herein, the expressions "Article", "Section" and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

1.2.5 Unless otherwise specified in the Participant's Grant Agreement, all references to money amounts are to Canadian currency.

1.2.6 For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant's estate or will.

1.2.7 If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1 Purpose of the Plan

2.1.1 The purpose of the Plan is to permit the Company to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a) to increase the interest in the Company's welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;

(b) to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c) to reward Participants for their performance of services while working for the Company or a Subsidiary; and

(d) to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment or service.

2.2 Implementation and Administration of the Plan

2.2.1 The Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. If such committee or plan administrator is appointed for this purpose, all references to the "Board" herein will be deemed references to such committee or plan administrator. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.

2.2.2 Subject to the provisions of this Plan and to the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the "Committee") of the Board all or any of the powers conferred on the Board under this Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive. The Board or the Committee may delegate or sub-delegate to any director or officer of the Company the whole or any part of the administration of this Plan and shall determine the scope of such delegation or sub-delegation in its sole discretion.

2.2.3 Subject to Article 6 and any applicable rules of a Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction.

2.2.4 No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board or and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

2.2.5 The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Company. For greater clarity, the Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

2.3 Participation in this Plan

2.3.1 The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under the Plan. Neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

2.3.2 Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

2.3.3 Unless otherwise determined by the Board, the Company shall not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

2.4 Shares Subject to the Plan

2.4.1 Subject to adjustment pursuant to Article 6 hereof, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

2.4.2 The maximum number of Shares reserved for issuance pursuant to the Award of Options, in the aggregate, under this Plan shall be limited to 15% of the issued and outstanding Shares, less any Shares underlying Existing Options under the Existing Plans or other Share Compensation Arrangement of the Company, from time to time, on the applicable Award Date. Any Shares reserved for issue on exercise of Existing Options, upon either (a) the exercise thereof or (b) the expiry or forfeiture without exercise of such Existing Options will be available for issuance under this Plan.

2.4.3 The maximum number of Shares reserved for issuance pursuant to the Award of RSUs shall be 70,000,000 Shares, provided that the Award of RSUs shall be subject to the limitations set out in Section 2.5. For greater certainty, the maximum number of Shares reserved for issuance pursuant to this Section 2.4.3 shall be separate and distinct from the maximum number of Shares reserved for issuance pursuant to the limit set out in Section 2.4.2

2.4.4 No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the restrictions or limitations for issuance pursuant to the settlement of Awards in accordance with the Plan.

2.4.5 For the purposes of calculating the number of Shares reserved for issuance under this Plan, each Share subject to an Option or an RSU shall be counted as reserving one Share under the Plan. The Plan is considered to be an "evergreen" plan to the extent that Shares of the Company covered by Awards which are exercised, settled in cash, cancelled, terminated, surrendered (including pursuant the Net Exercise Right (as defined herein)), forfeited or expired without being exercised, as applicable, will be available for subsequent grants under the Plan.

2.4.6 No new grants of Options or RSUs will be made under the Existing Plans.

2.5 Limits with Respect to Insiders, Individual Limits and Annual Grant Limits

2.5.1 Unless approved by disinterested shareholders, the maximum number of the Company's securities issuable to Insiders, or when combined with all of the Company's other Share Compensation Arrangements, will not exceed ten percent (10%) of the Company's total issued and outstanding securities at any point in time.

2.5.2 Unless approved by disinterested shareholders, the maximum number of the Company's securities issued to Insiders, in any twelve (12) month period, or when combined with all of the Company's other Share Compensation Arrangements, will not exceed ten percent (10%) of the Company's total issued and outstanding securities, calculated as at the date any Award is granted or issued to any Insider.

2.5.3 Unless approved by disinterested shareholders, the maximum number of the Company's securities issuable to any one Person, within any one-year period, under the Plan, or when combined with all of the Company's other Share Compensation Arrangements, cannot exceed five percent (5%) of the Company's total issued and outstanding securities, calculated as at the date any Award is granted or issued to any Insider.

2.5.4 The Board may make Awards to Non-Employee Directors under the Plan provided that:

(a) the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options; and

(b) the maximum number of Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the Outstanding Issue (as of the commencement of such one-year period).

2.5.5 Unless approved by disinterested shareholders, the maximum number of the Company's securities issuable to any one Person, who is a Non-Employee Director, shall be limited to the lesser of: (i) 1% of the Common Shares then issued and outstanding; and (ii) $1,000,000 in total value of grants of Options that each director receives over the life of the Plan from the Effective Date or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options

2.6 Granting of Awards

2.6.1 Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any Stock Exchange or under any law or regulation of any jurisdiction, or the consent or approval of any Stock Exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or exercise of any Option or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 3

OPTIONS

3.1 Nature of Options

3.1.1 An Option is an Award granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

3.2 Option Awards

3.2.1 Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the Award Date on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Option Price") and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of a Stock Exchange.

3.2.2 No Options shall be granted to a U.S. Participant and no Shares shall be issued to a U.S. Participant upon exercise of any such Options unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Options issued to a U.S. Participant and any Shares issued upon exercise thereof, pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act).

3.2.3 Any certificate or instrument representing Options granted to a U.S. Participant or Shares issued to a U.S. Participant upon exercise of any such Options pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws substantially in the following form:

"THE SECURITIES REPRESENTED HEREBY [For Options Include: AND THE SECURITIES ISSUBALE ON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURTIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF THE REAL

BROKERAGE INC. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

For Options include:

"THE OPTIONS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE OPTIONS REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES LAWS AND APPLICABLE STATE SECURITIES LAWS. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

3.3 Option Price

3.3.1 The Option Price for Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the lesser of (i) the VWAP on the Award Date and (ii) the closing market price on a Stock Exchange on the day immediately prior to the Award Date.

3.4 Option Term

3.4.1 The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted ("Option Term"). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options. Notwithstanding the foregoing and subject to the policies of the Stock Exchange, if the Option Term expires within a Blackout Period, the Option Term shall be extended ten (10) Business Days after the expiry of the Blackout Period.

3.5 Vesting

3.5.1 The Board or the Committee may, in its sole discretion, determine the time during which an Option shall vest and whether there shall be any other conditions or performance criteria to vesting. In the absence of any determination by the Board or the Committee to the contrary, Options will vest and be exercisable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the Award Date (computed in each case to be rounded down to the nearest whole Option). Notwithstanding the foregoing, the Board or the Committee may, at its sole discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting in whole or in part of Options previously granted.

3.6 Option Agreements

3.6.1 The grant of an Option by the Board shall be evidenced by an Option Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. Such Option Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in an Option Agreement. The provisions of the various Option Agreements issued under this Option need not be identical.

3.6.2 The Option Agreement shall contain such terms that the Company considers necessary in order that the Option will comply with any provisions respecting options in the Tax Act or other applicable laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

3.7 Exercise of Options

3.7.1 Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with the Company's stock trading policy. The Company shall not issue any Shares to a Participant prior to the Company being satisfied in its sole discretion that all Tax Obligations under Section 7.2 will be timely withheld or received and remitted to the appropriate taxation authorities in respect of any particular Participant and any particular Option.

3.8 Method of Exercise and Payment of Purchase Price

3.8.1 Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.7 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice, a form of which is attached hereto as Exhibit B, to the Company at its registered office to the attention of the Corporate Secretary of the Company (or the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board of the aggregate Option Price for the number of Shares specified therein and, if required by Section 7.2, the amount necessary to satisfy any taxes.

3.8.2 Upon the exercise, the Company shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:

(a) deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b) in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.

3.8.3 Each Participant shall have the alternative, when entitled to exercise an Option, to deal with such Option on a "net exercise" basis, (the "Net Exercise Right") in the manner set our and in accordance with the terms of this Plan. Without limitation, the Board may determine in its discretion that such Net Exercise Right, if any, grant a Participant the right to surrender such Option in whole or in part by notice in writing to the Company and in lieu of receiving Shares pursuant to the exercise of the Option, receive, that number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the applicable Option Price from the VWAP on the business day immediately prior to the exercise of the Net Exercise Right and multiplying the remainder by the number of Option Shares; and

(b) dividing the net amount obtained under subsection 3.8.3(a) by the VWAP on the business day immediately prior to the exercise of the Net Exercise Right,

provided that the Participant pays to the Company an amount equal to the Tax Obligations applicable to the Option Shares or otherwise makes arrangements satisfactory to the Company in accordance with Section 7.2.1.

3.8.4 Where a Participant chooses to use the Net Exercise Right, the Company shall make the election provided for in subsection 110(1.1) of the Tax Act in circumstances where the Participant is otherwise eligible for the deduction provided for in paragraph 110(1)(d) of the Tax Act.

ARTICLE 4

RESTRICTED SHARE UNITS

4.1 Nature of RSUs

4.1.1 An RSU is an Award in the nature of a bonus for services rendered, in the calendar year that includes the Award Date, and that, upon settlement, entitles the recipient Participant to acquire Shares, or equivalent cash value thereto, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such RSU expires prior to being settled. Vesting conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria.

4.2 RSU Awards

4.2.1 Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant's Account and the Award Date on which such RSUs shall be granted and (iii) determine the relevant vesting provisions (including Performance Criteria, if applicable), the whole subject to the terms and conditions of this Plan or in any RSU Agreement, and any applicable rules of a Stock Exchange. An RSU shall not contain any voting rights.

4.2.2 No RSU shall be granted to a U.S. Participant unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any RSU issued to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act).

4.2.3 Any certificate or instrument representing RSU granted to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws substantially in the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURTIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF THE REAL BROKERAGE INC. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

4.3 Credits for Dividends

4.3.1 Following the declaration and payment of dividends on the Shares, the Board may, in its absolute discretion, determine to make a cash payment to a Participant in respect of outstanding RSUs credited to the Participant's Account, as a bonus for services rendered during the year such dividend was declared (a "Dividend Equivalent"). Payment of any such Dividend Equivalent will be made forthwith following any such determination by the Board and in any event within thirty (30) days of such determination.

4.4 Vesting

4.4.1 The Board or the Committee may, in its sole discretion, determine the time during which RSUs shall vest (except that no RSU, or portion thereof, may vest after the Expiry Date) and whether there shall be any other conditions or performance criteria to vesting. In the absence of any determination by the Board or the Committee to the contrary, RSUs will vest and be payable as to one third (1/3) of the total number of RSUs granted on each of the first, second and third anniversaries of the Award Date (computed in each case to the nearest whole RSU), provided that in all cases payment in satisfaction of an RSU shall occur prior to the Outside Payment Date. Notwithstanding the foregoing, the Board or the Committee may, at its sole discretion at any time or in the RSU Agreement in respect of any RSUs granted, accelerate or provide for the acceleration of vesting in whole or in part of RSUs previously granted. The Award Value of any RSU shall be determined as of the applicable Vesting Date.

4.4.2 Notwithstanding Section 4.4.1 and subject to Section 6.2, an RSU shall not vest prior to the date that is one year following the Award Date of such RSU.

4.4.3 In the event of a Participant's death, an RSU may, subject to the discretion of the Board, vest prior to the date that is one year following the Award Date of such RSU in accordance with the provisions set out in Section 5.3.2.

4.5 RSU Agreements

4.5.1 The grant of an RSU by the Board shall be evidenced by an RSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. Such RSU Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in an RSU Agreement. The provisions of the various RSU Agreements issued under this Plan need not be identical.

4.5.2 The RSU Agreement shall contain such terms that the Company considers necessary in order that the RSU will comply with any provisions respecting restricted share units in the Tax Act or other applicable laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

4.6 RSU Terms

4.6.1 The term during which an RSU may be outstanding shall, subject to the provisions of this Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Board or the Committee, but subject to the rules of the TSX or any Stock Exchange or other regulatory body having jurisdiction (but in no case shall the term of an RSU extend beyond the Expiry Date).

4.6.2 The Board shall have sole discretion to determine if any Performance Criteria and/or other vesting conditions with respect to an RSU, and as contained in the RSU Agreement governing such RSU, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable Performance Criteria has been satisfied.

4.7 Payment in Respect of RSUs

4.7.1 On the Vesting Date, the Company, at its sole and absolute discretion, shall have the option of settling the Award Value payable in respect of an RSU by any of the following methods or by a combination of such methods:

(a) payment in cash;

(b) payment in Shares acquired by a trustee, on behalf of the Company, on a Stock Exchange; or

(c) payment in Shares issued from the treasury of the Company.

4.7.2 The Company shall not determine whether the payment method shall take the form of cash or Shares until the Vesting Date, or some reasonable time prior thereto. A holder of RSUs shall not have any right to demand, be paid in, or receive Shares in respect of the Award Value underlying any RSU at any time. Notwithstanding any determination by the Company to settle the Award Value of any vested RSUs, or portion thereof, in Shares, the Company reserves the right to change its determination in respect thereof at any time up until payment is actually made, and the holder of such vested RSUs shall not have the right, at any time to enforce settlement in the form of Shares of the Company.

4.7.3 Any amount payable to a Participant in respect of vested RSUs shall be paid to the Participant as soon as practicable following the Vesting Date and in any event within thirty (30) days of the Vesting Date and prior to the Outside Payment Date.

ARTICLE 5

GENERAL CONDITIONS

5.1 General Conditions Applicable to Awards

Each Award, as applicable, shall be subject to the following conditions:

5.1.1 Vesting Period. Each Award granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Award. The Board, subject to the terms of this Plan, has the right to accelerate the date upon which any Award becomes exercisable notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration. Notwithstanding the foregoing, no Award (other than an Option) may vest before a date that is one (1) year from the Award Date.

5.1.2 Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise.

5.1.3 Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship or employment with the Company or any Subsidiary, and shall not constitute a termination of an Eligible Participant's employment, a breach of their contract of employment or constructive dismissal.

5.1.4 Rights as a Shareholder. Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

5.1.5 Conformity to Plan. In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

5.1.6 Non-Transferrable Awards. Each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

5.1.7 Participant's Entitlement. Except as otherwise provided in this Plan or unless the Board permits otherwise, upon any Subsidiary of the Company ceasing to be a Subsidiary of the Company, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or Consultant of such Subsidiary of the Company and not of the Company itself, whether or not then exercisable, shall automatically terminate on the date of such change.

5.1.8 Disclosure. Every agreement to grant or issue an Award to a director or officer of the Company, and any amendment to any of the foregoing, must be disclosed to the public by way of a news release on the day the Award is implemented or amended, or on the day the Award is granted, issued or amended, as applicable.

5.2 General Conditions Applicable to Options

Each Option shall be subject to the following conditions:

5.2.1 Termination for Cause. Except as prohibited by applicable legislation (and where so prohibited, such prohibition shall be effective only to the minimum extent required), upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, except as prohibited by applicable legislation, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company's codes of conduct and any other reason determined by the Company to be cause for termination or as such term is defined in the applicable employment jurisdiction of the Participant.

5.2.2 Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause, except as prohibited by applicable legislation, (i) any unvested Option granted to such Participant shall terminate and become void immediately and (ii) any vested Option granted to such Participant may be exercised by such Participant. Unless otherwise determined by the Board, in its sole discretion, such Option shall only be exercisable within the earlier of (a) ninety (90) days after the Termination Date, or (b) the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.

5.2.3 Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company or a Subsidiary, (i) each unvested Option granted to such Participant shall terminate and become void immediately upon the effective date of resignation and (ii) each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.

5.2.4 Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) any unvested Option shall terminate and become void immediately upon the effective date of retirement or commencement of permanent disability, and (ii) any vested Option will cease to be exercisable on the earlier of (a) twelve (12) months the effective date of retirement or the date on which the Participant is deemed to cease his or her employment or service relationship with the Company or any Subsidiary by reason of permanent disability, and (b) the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.

5.2.5 Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options on the date of such Participant's death. Such vested Option shall only be exercisable within twelve (12) months after the Participant's death or prior to the expiration of the original term of the Options whichever occurs earlier, and each unvested Option shall be forfeited.

5.2.6 Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant's participation in the Plan shall be terminated, provided that all vested Options in the Participant's Account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

5.2.7 Expiration. Notwithstanding the provisions of this Section 5.2, any Award granted or issued to any Participant must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under the Plan.

5.3 General Conditions Applicable to RSUs

Each RSU shall be subject to the following conditions:

5.3.1 Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation from the Company or a Subsidiary, except as prohibited by applicable legislation, the Participant's participation in the Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date.

5.3.2 Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, and except as prohibited by applicable legislation, (a) upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves; or (b) upon a Participant ceasing to be Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits; all unvested RSUs in the Participant's Account as of such date shall remain outstanding and in effect pursuant to the terms of the applicable RSU Agreement, and

(a) if the Board determines that the vesting conditions are not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights that relate to such unvested RSUs shall be forfeited and cancelled; and

(b) if the Board determines that the vesting conditions are met for such RSUs, the Participant shall be entitled to receive payment pursuant to Section 4.7 the number of RSUs outstanding in the Participant's Account (as of the date of the Participant's death, retirement, termination or Eligibility Date) and the Company shall (i) pay such amount to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Outside Payment Date, and (ii) debit the corresponding number of RSUs from the Account of such Participant's or such deceased Participants', as the case may be, and all the Participant's rights that relate to such Participant's RSUs shall be forfeited and cancelled.

5.3.3 Expiration. Notwithstanding the provisions of this Section 5.3, any Award granted or issued to any Participant must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under the Plan.

5.3.4 General. For greater certainty, where (i) a Participant's employment or service relationship with the Company or a Subsidiary is terminated in a manner referred to in Section 5.3.1 or Section 5.3.2 hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 5.3.2 hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.

ARTICLE 6

ADJUSTMENTS AND AMENDMENTS

6.1 Adjustment to Shares Subject to Outstanding Awards

6.1.1 At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, and subject to prior written approval of the TSX, in the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (v) any distribution to all holders of Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a) adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;

(b) adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or

(c) adjustments to the number of kind of Shares reserved for issuance pursuant to the Plan.

6.2 Change of Control

6.2.1 In the event of a potential Change of Control, the Board shall have the power, subject to prior written approval of the TSX, if applicable, (other than in the event of a security consolidation or security split), to modify the terms of this Plan and/or the Awards to assist the Participants to tender into a takeover bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 6.2 is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 6.2 or the definition of "Change of Control": (i) any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Awards shall for all purposes be deemed not to have been exercised, (ii) Shares which were conditionally issued pursuant to exercise of Options which vested pursuant to this Section 6.2 shall be returned by the Participant to the Company and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Awards which vested pursuant to this Section 6.2 shall be reinstated.

6.2.2 If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date a set out in the Award Agreement and for certainty in the case of Options, the date that is ninety (90) days after such termination or dismissal.

6.3 Amendment or Discontinuance of the Plan

6.3.1 Subject to prior written approval of the TSX, the Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(a) not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(b) be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the applicable Stock Exchange, or any other regulatory body having authority over the Company; and

(c) be subject to shareholder approval, where required by law or the requirements of the applicable Stock Exchange provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Plan:

(i) amendments to clarify existing provisions of an Award that do not have the effect of altering the scope, nature and intent of such Award;

(ii) any amendment to the expiration date or vesting terms of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(iii) any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body;

(iv) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(v) any amendment regarding the administration of the Plan;

(vi) if the Company becomes listed or quoted on a Stock Exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior Stock Exchange; and

(vii) any other amendment that does not require the approval of the shareholders of the Company under Section 6.3.2.

6.3.2 Notwithstanding Section 6.3.1, the Board shall be required to obtain shareholder approval to make the following amendments:

(a) any increase to the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to Article 6;

(b) except in the case of an adjustment pursuant to Article 6, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(c) any amendment which extends the expiry date of any Award, beyond the original expiry date;

(d) any amendment which increases or removes the maximum number of Shares that may be (i) issuable to Insiders at any time; and (ii) issued to Insiders under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 6;

(e) any amendment to the number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;

(f) any amendment to the limits on Awards to Non-Employee Directors set out in Section 2.5.5;

(g) permit an Award to be transferable or assignable other than for normal estate settlement purposes;

(h) any amendment to the definition of an Eligible Participant under the Plan; or

(i) amends this Section 6.3.

provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

ARTICLE 7

MISCELLANEOUS

7.1 Use of an Administrative Agent and Trustee

7.1.1 The Board may in its sole discretion, from time to time, appoint one or more entities to act as administrative agent or trustee to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Company and the administrative agent and trustee will maintain records showing the number of Awards granted to each Participant under the Plan.

7.2 Tax Withholding

7.2.1 Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of such Tax Obligations, including in respect of Tax Obligations, as the Company determines. If the event giving rise to the Tax Obligations involves an issuance or delivery of Shares, then, the Tax Obligations may be satisfied in such manner as the Company determines, including by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company's transfer agent and registrar or any agent or trustee appointed by the Company pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, (ii) requiring the tendering by the Participant of cash payment in an amount equal to the Tax Obligations to the Company, which will in turn remit such amounts to the appropriate governmental authorities, (iii) the withholding by the Company from any cash payment otherwise due by the Company to the Participant, including salaries, directors fees, consulting fees and any other forms of remuneration, such amount of cash as is required to pay and satisfy the withholding amount or (iv) any other mechanism as may be required or determined by the Company as appropriate.

7.2.2 Notwithstanding Section 7.2.1, the applicable Tax Obligations may be waived where a Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

7.2.3 For greater certainty, Section 7.2 shall not result in the alternation of the Option Price and is subject to the rules of the TSX or any Stock Exchange or other regulatory body having jurisdiction.

7.3 Clawback

7.3.1 Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or Stock Exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or Stock Exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or Stock Exchange listing requirement) or any policy adopted by the Company in accordance with applicable law. Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable Stock Exchange listing standards, including any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Company nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 7.3.

7.4 Securities Law Compliance

7.4.1 The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Option, and the Company's obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

7.4.2 Unless the Company determines otherwise, no Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

7.4.3 The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

7.4.4 If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

7.5 Reorganization of the Company

7.5.1 The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.6 Quotation of Shares

7.6.1 So long as the Shares are listed on one or more Stock Exchanges, the Company must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

7.7 No Fractional Shares

7.7.1 No fractional Shares shall be issued upon the exercise of any Option or settlement of any RSU granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of such Option, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

7.8 Governing Laws

7.8.1 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.9 Severability

7.9.1 The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

7.10 Section 409A of the U.S. Tax Code

7.10.1 It is intended that any payments under the Plan to U.S. Participant shall be exempt from or comply with Section 409A of the U.S. Tax Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the U.S. Tax Code.

7.11 Effective Time

7.11.1 This Plan shall be effective as of July 26, 2022.

EXHIBIT A

FORM OF OPTION AGREEMENT

[Insert if options are issued pursuant to an exemption from registration under the U.S. Securities Act:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUBALE ON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURTIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF THE REAL BROKERAGE INC. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THE OPTIONS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE OPTIONS REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES LAWS AND APPLICABLE STATE SECURITIES LAWS. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.]

This Option Agreement is entered into between The Real Brokerage Inc. (the "Company") and the Participant named below, pursuant to the Company's Amended and Restated Omnibus Incentive Plan (the "Plan"), a copy of which is attached hereto.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

The Company confirms that on:

1.		(the "Award Date")
2.		(the "Participant")
3.	was granted___________________	options ("Options") to purchase common shares of the

Company, in accordance with the terms of the Plan, which Options will bear the following terms:

(a) Exercise Price and Expiry. Subject to the vesting conditions specified below, the Options will be exercisable by the Participant at a price of $[●] per common share (the "Option Price") at any time prior to expiry on [●] (the "Expiration Date").

(b) Vesting; Time of Exercise. Subject to the terms of the Plan, the Options shall vest and become exercisable as follows:

Number of Options	Vested On

1	Exhibit A to Omnibus Incentive Plan

 If the number of common shares vesting in a tranche set forth above covers a fractional common share, such fractional common share will be rounded down to the nearest whole number of common shares. Notwithstanding anything to the contrary herein, the Options shall expire on the Expiration Date set forth above and must be exercised, if at all, on or before the Expiration Date. If granted to a non- U.S. Participant, Options are denominated in Canadian dollars (C$). If granted to U.S. Participant, Options are denominated in United States dollars (USD$).

4. The Options shall be exercisable only by delivery to the Company of a duly completed and executed notice in the form attached to this Option Agreement (the "Exercise Notice"), together with payment of the Option Price for each common share covered by the Exercise Notice (including an amount equal to any applicable Tax Obligations) and/or, if applicable, a notice that the Participant intends to surrender the Options in lieu of exercise, pursuant to the Participant's Net Exercise Right as set out in the Plan.

5. Subject to the terms of the Plan, unless otherwise specified in the Exercise Notice, the Options shall be deemed to be: (i) exercised upon receipt by the Company of such written Exercise Notice accompanied by the exercise price (including an amount equal to any applicable Tax Obligations), or (ii) surrendered upon election by the Participant in lieu of exercise, pursuant to the Participant's Net Exercise Right.

6. The Participant hereby represents and warrants (on the date of this Option Agreement and upon each exercise or termination of Options) that:

(a) the Participant has not received any offering memorandum, or any other documents (other than annual financial statements, interim financial statements or any other document the content of which is prescribed by statute or regulation, other than an offering memorandum) describing the business and affairs of the Company that has been prepared for delivery to, and review by, a prospective purchaser in order to assist it in making an investment decision in respect of the common shares;

(b) the Participant is acquiring the common shares without the requirement for the delivery of a prospectus or offering memorandum, pursuant to an exemption under applicable securities legislation and, as a consequence, is restricted from relying upon the civil remedies otherwise available under applicable securities legislation and may not receive information that would otherwise be required to be provided to it;

(c) the Participant has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and does not desire to utilize a registrant in connection with evaluating such merits and risks;

2	Chapter 1Exhibit A to Omnibus
Incentive Plan

(d) the Participant acknowledges that an investment in the common shares involves a high degree of risk, and represents that it understands the economic risks of such investment and is able to bear the economic risks of this investment;

(e) the Participant acknowledges that he or she is responsible for paying any Tax Obligations arising from the exercise of any Options, as provided in Section 7.2 of the Plan;

(f) this Option Agreement constitutes a legal, valid and binding obligation of the Participant, enforceable against him in accordance with its terms; and

(g) the execution and delivery of this Option Agreement and the performance of the obligations of the Participant hereunder will not result in the creation or imposition of any lien, charge or encumbrance upon the common shares.

The Participant acknowledges that the Company is relying upon such representations and warranties in granting the Options and issuing any common shares upon exercise thereof.

7. The Participant's delivery of the signed Exercise Notice to exercise the Options (in whole or in part) shall be accompanied by full payment of the exercise price for the Shares being purchased (including an amount equal to the Tax Obligations) and/or a notice that the Participant intends to surrender Options in lieu of exercise, pursuant to the Participant's Net Exercise Right as set out in the Plan. Payment for the Shares may be made by certified cheque or wire transfer in readily available funds.

8. The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this Option Agreement and the Plan including that the loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise and the termination of employment provisions, subject to applicable law; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Option Agreement, and (c) hereby accepts these Options subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this Option Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has reviewed this Option Agreement and the Plan, has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement.

9. This Option Agreement and the terms of the Plan incorporated herein (with the Exercise Notice, if the Option is exercised) constitutes the entire agreement of the Company and the Participant (collectively, the "Parties") with respect to the Options and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This Option Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of British Columbia. Should any provision of this Option Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

[Reminder of page left intentionally blank]

3	Chapter 1Exhibit A to Omnibus
Incentive Plan

 IN WITNESS WHEREOF the Company and the Participant have executed this Option Agreement as of __________, 20__.

THE REAL BROKERAGE INC.
Per:
Name:
Title:
If the Participant is an individual:
)
)
)
)
	(Witness signature))	Name:
Print Name:	)
)
Address:	)
)
Occupation:	)
)

If the Participant is NOT an individual:

[PARTICIPANT]

Per:
Authorized Signatory

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your Options.

4	Chapter 1Exhibit A to Omnibus
Incentive Plan

EXHIBIT B
FORM OF EXERCISE NOTICE

TO:      THE REAL BROKERAGE INC.

This Exercise Notice is made in reference to stock options ("Options") granted under the Amended and Restated Omnibus Incentive Plan (the "Plan") of The Real Brokerage Inc. (the "Company"). All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

The undersigned (the "Participant") holds Options under the Plan to purchase [●] common shares of the Company at a price per common share of $[●] (the "Option Price") pursuant to the terms and conditions set out in that certain option agreement between the Participant and the Company dated [●] (the "Option Agreement").

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

The Participant hereby:

☐	irrevocably gives notice of the exercise of ___ Options held by the Participant pursuant to the Option Agreement at the Option Price per common share for an aggregate exercise price of

$ _________(the "Aggregate Option Price") on the terms specified in the Option Agreement and encloses herewith a certified cheque payable to the Company or evidence of wire transfer to the Company in full satisfaction of the Aggregate Option Price.

The Participant acknowledges that, in addition to the Aggregate Option Price, the Company will require that the Participant also provide to the Company a certified cheque or evidence of wire transfer equal to the amount of any Tax Obligations associated with the exercise of such Options before the Company will issue any common shares to the Participant in settlement of the Options. The Company shall have the sole discretion to determine the amount of any such Tax Obligations and shall inform the Participant of this amount as soon as reasonably practicable upon receipt of this completed Exercise Notice.

- or -

☐

irrevocably gives notice of the Participant's exercise of the Net Exercise Right with respect to ___ Options held by the Participant pursuant to the Option Agreement, and agrees to receive that number of common shares of the Company equal to the following:

((A - B) x C)

A

where A is the VWAP on the date prior to the date of this Exercise Notice, B is the Option Price, and C is the number of Options being exercised in this Exercise Notice, provided that the Participant pays to the Company an amount equal to the Tax Obligations applicable to the Option Shares or otherwise makes arrangements satisfactory to the Company.

In connection with this exercise, the undersigned Participant must mark one of Box A, Box B or Box C:

Box A	The undersigned hereby certifies that (i) it did not acquire the Option in the United States (as that term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) or at a time when the undersigned was a "U.S. Person" (as that term is defined in the U.S. Securities Act) or acting for the account or benefit of a U.S. Person or a person in the United States, (ii) it is not in the United States or a U.S. Person, (iii) the Option is not being exercised for the account or benefit of a U.S. Person or a person in the United States, and (iv) this Notice of Exercise of Stock Options was not executed or delivered in the United States.

Box B	The undersigned represents, warrants and certifies that it (a) acquired the Options directly from The Real Brokerage Inc. pursuant to the Option Agreement; (b) is exercising the Options solely for its own account; and (c) is an "accredited investor" (within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended, on the date of exercise of the Options pursuant to this Exercise Notice.

Box C	An (i) exemption from registration under the U.S. Securities Act and all applicable state securities law is available for the issuance of common shares underlying this Option or (ii) the Options and common shares issuable on exercise of the Options have been registered under the U.S. Securities Act pursuant to a Form S-8 registration statement, and attached hereto is an opinion of counsel or other evidence to such effect, it being understood that any opinion of counsel or other evidence tendered in connection with the exercise of this Option must be in form and substance satisfactory to The Real Brokerage Inc.

Registration:

The common shares issued pursuant to this Exercise Notice are to be registered in the name of the undersigned and are to be delivered, as directed below:

Name:         _______________________________________________

Address:      _______________________________________________

DATED this ___________ day of _______ , ________.

_______________________________________________
                                                      (signature)

                                   Name of Participant:

2	Exhibit B to Omnibus Incentive Plan

EXHIBIT C
FORM OF RSU AGREEMENT

[Insert if RSUs are issued pursuant to an exemption from registration under the U.S. Securities Act:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURTIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF THE REAL BROKERAGE INC. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

This RSU Agreement is entered into between The Real Brokerage Inc. (the "Company") and the Participant (as defined herein) named below, pursuant to the Company's Amended and Restated Omnibus Incentive Plan (the "Plan"), a copy of which is attached hereto

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

The Company confirms that on:

1.		(the "Award Date")

2.		(the "Participant")

3.	was granted	Restricted Share Units ("RSUs"), in accordance with the terms of the Plan, which RSUs will vest as follows:

Number of RSUs	Vested On

all on the terms and subject to the conditions set out in the Plan

4. The performance period for this grant of RSUs commences on the Award Date and ends at the close of business on [●].

5. By signing this agreement, the Participant:

(a) acknowledges that he or she has read and understands the Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this RSU Agreement (subject to any specific variations contained in this RSU Agreement);

(b) acknowledges that, subject to the vesting and other conditions and provisions in this RSU Agreement, each RSU awarded to the Participant shall entitle the Participant to receive on settlement one common share of the Company.

(c) acknowledges that he or she is responsible for paying any Tax Obligations arising from the exercise of any RSU, as provided in Section 7.2 of the Plan;

(d) agrees that an RSU does not carry any voting rights;

(e) acknowledges that the value of the RSUs granted herein are denominated in Canadian dollars (C$), and such value is not guaranteed;

(f) recognizes that, at the sole discretion of the Company, the Plan can be administered by a designee of the Company by virtue of Section 2.2 of the Plan and any communication from or to the designee shall be deemed to be from or to the Company.

6. The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this RSU Agreement and the Plan, including that the loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise and the termination of employment provisions, subject to applicable law; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this RSU Agreement, and (c) hereby accepts these RSUs subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this RSU Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has reviewed this RSU Agreement and the Plan, has had an opportunity to obtain the advice of counsel prior to executing this RSU Agreement.

7. This RSU Agreement and the terms of the Plan incorporated herein constitutes the entire agreement of the Company and the Participant (collectively the "Parties") with respect to the RSUs and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This RSU Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of British Columbia. Should any provision of this RSU Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

[Remainder of page left intentionally blank]

A-4	Exhibit C to Omnibus Incentive Plan

IN WITNESS WHEREOF the Company and the Participant have executed this RSU Agreement as of , 20_.

THE REAL BROKERAGE INC.

Per:
Name:
Title:
If the Participant is an individual:
)
)
)
)
	(Witness signature))	Name:
Print Name:	)
)
Address:	)
)
Occupation:	)
)

If the Participant is NOT an individual:

[PARTICIPANT]

Per:
Authorized Signatory

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your RSUs.

A-5	Exhibit C to Omnibus Incentive Plan

THE REAL BROKERAGE INC.

SCHEDULE B

BOARD MANDATE

(see attached)

THE REAL BROKERAGE INC.

MANDATE OF THE BOARD OF DIRECTORS

I. GENERAL

1. Mandate

The board of directors (the "Board") of The Real Brokerage Inc. (the "Company") is responsible for the stewardship of the Company. The Board is elected by the shareholders of the Company to supervise the management of the business and affairs of the Company, with the goal of enhancing long-term shareholder value.

Specifically, the Board is charged with responsibility for:

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b) oversight of management over strategic planning and ensuring that strategic planning takes into consideration, among other things, the opportunities and risks of the business;

(c) working with management to identify the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) oversight of succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Company;

(f) oversight of the Company's internal control and management information systems; and

(g) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

2. Board Committees

To assist it in exercising its responsibilities, the Board has established three standing committees of the Board: an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a nominating and corporate governance committee (the "N&CG Committee"). Each committee will be composed entirely of independent directors. The Board may establish other standing committees, from time to time.

Each committee will have a written charter. At a minimum, each charter will clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board on at least an annual basis.

The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

3. Expectations and Responsibilities of Directors

The Board expects that each director will, among other things:

(a) act honestly, in good faith and with a view to the best interests of the Company;

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c) commit the time and energy necessary to properly carry out such director's duties;

(d) attend all regularly scheduled Board and committee meetings, as applicable; and

(e) review in advance all meeting materials and otherwise adequately prepare for all regularly scheduled Board and committee meetings, as applicable.

4. The Board's Expectations of Management

The Board expects that management will, among other things:

(a) review continuously the Company's strategies and their implementation in light of evolving conditions;

(b) present a comprehensive annual operating plan and budget and report regularly on the Company's performance and results relative to that plan and budget;

(c) report regularly on the Company's business and affairs, with a focus on matters of material consequence for the Company;

(d) implement systems to identify and manage the principal risks of the Company's business;

(e) implement and maintain appropriate systems of internal control; and

(f) implement and maintain appropriate disclosure controls and procedure.

In addition, the Board expects that the Chief Executive Officer ("CEO") and the other executive officers of the Company will conduct themselves with integrity and that the CEO and other executive officers will create a culture of integrity throughout the Company.

5. Decisions Requiring Prior Approval of the Board

The Board is responsible for pre-approving material transactions, including those involving mergers, acquisitions and major investments or divestitures of or by the Company.

II. PROCEDURAL MATTERS

1. Composition

The Board will be composed of a majority of "independent" directors, as defined under National Instrument 58-101 - Disclosure of Corporate Governance Practices.

The Board will consist of directors who represent a diversity of personal experience and background, particularly among the independent directors. At a minimum, each director will have demonstrated personal and professional integrity, achievement in his or her field, experience and expertise relevant to the Company's business, a reputation for sound and mature business judgment, the commitment to devote the necessary time and effort in order to conduct such directors duties effectively and, if required, financial literacy.

The composition of the Board will balance the following goals:

(a) the size of the Board will facilitate substantive discussions of the whole Board in which each director can participate meaningfully; and

(b) the composition of the Board will encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business.

2. Director Qualifications

In addition to the qualifications specified for directors in the Business Corporations Act (British Columbia), directors of the Company will be subject to the following requirements:

(a) members of the Audit Committee will be financially literate as defined in National Instrument 52-110 - Audit Committees; and

(b) following a change in principal occupation, place of residence, or a similar change in credentials, directors are expected to report that change to the N&CG Committee for consideration.

3. Board Structure and Operations

(a) Chair

The Board will appoint an independent director to act as Chair of the Board. If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as Chair of the Board, the Board will also appoint an independent director to act as Lead Director. Either an independent Chair of the Board or an independent Lead Director will act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties. The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

The designation of the Chair of the Board and the Lead Director, if applicable, will take place annually.

If, in any year, the Board does not appoint a Chair or Lead Director, if applicable, the incumbent Chair and Lead Director, if applicable, will each continue in office until a successor is appointed.

If the Chair of the Board or Lead Director, if applicable, is absent from any meeting, the Board will select one of the other members of the Board to preside at that meeting.

(b) Meetings

The Chair of the Board, or, if the Chair of the Board is not independent, then the independent Lead Director, will be responsible for developing and setting, in consultation with other members of the Board and senior management, the agenda for Board meetings, and determining the time, place and frequency of Board meetings.

(c) Notice

Notice of the time and place of every meeting will be given in writing to each member of the Board and the CEO at least 48 hours before the time fixed for that meeting.

(d) Quorum

Three members of the Board will constitute a quorum. No business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present in person or by means of such telephonic, electronic or other communications facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(e) Attendees

The Board may invite any of the officers and employees of the Company and any advisors as it sees fit to attend a meeting of the Board and assist in the discussion and consideration of matters relating to the Board.

(f) In Camera Sessions

The independent directors will hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance.

(g) Records

Minutes of meetings of the Board will be recorded and maintained by the Secretary or the Assistant Secretary of the Company and will be subsequently presented to the Board for review and approval.

(h) Liaison

The CEO will act as management liaison with the Board.

4. Board Mandate Review

The Board will review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange.

III. RESPONSIBILITIES

1. Supervising Management of the Company

The Board is responsible for, in addition to its responsibilities set out in the articles of the Company:

(a) appointing officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;

(b) reviewing the officers' performance and effectiveness; and

(c) acting in a supervisory role, such that any duties and powers not delegated to the officers of the Company remain with the Board and its committees.

In addition, the Board is responsible for, to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

2. Risk Management

Management is responsible for the identification of the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks.

The Board is responsible for overseeing the identification and management of the principal risks of the Company's businesses. Among other things, the Board will review the Company's risk management policies and procedures. The Board may delegate to the Audit Committee responsibility for reviewing reports from the internal audit function and reviewing the Company's internal controls and risk management policies and procedures related to the finance and accounting aspects of the business.

3. Succession Planning

Management is responsible for succession planning (including appointing, training and monitoring senior management).

The Board is responsible for overseeing succession planning matters for officers and senior management, including the appointment, training and monitoring of those persons, and to assist it with certain of these responsibilities, the Board has established the Compensation Committee. The Board is also responsible for:

(a) generally ensuring depth in senior management;

(b) reviewing candidates for senior management positions;

(c) considering periodically the organizational structure of the Company; and

(d) considering periodically other succession planning matters.

4. Communications Policy

Management is responsible for adopting a communications policy for the Company. The Board is responsible for reviewing and approving the communications policy (the "Corporate Disclosure Policy") that ensures that the Company communicates effectively with its shareholders, other stakeholders, and the public in general.

The Corporate Disclosure Policy will:

(a) contain measures for the Company to comply with its continuous and timely disclosure requirements and to avoid selective disclosure;

(b) address how the Company interacts with analysts, investors, other key stakeholders and the public; and

(c) address who reviews and approves major Company announcements.

The Company will maintain an investor relations group contact with the responsibility of maintaining communications with the investing public in accordance with the Corporate Disclosure Policy.

The Board will periodically review the Corporate Disclosure Policy.

5. Internal Controls

Management is responsible for the Company's internal control and management information systems.

The Board is responsible for overseeing and ensuring the integrity of the Company's internal control and management information systems. The Board may delegate its responsibilities relating to the Company's internal control and management information systems to the Audit Committee.

6. Corporate Governance

The Board is responsible for developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company. The Board will monitor the effectiveness of the system of corporate governance at the Company, including the information requirements of the Board, the frequency and content of meetings and the need for any special meetings, communication processes between the Board and management, the charters of the Board and its committees and policies governing the size and composition of the Board.

The Board may delegate its responsibilities relating to corporate governance to the N&CG Committee.

7. Measures for Receiving Feedback from Security Holders

The Board will oversee procedures to ensure that the Company, through management, provides timely information to current and potential security holders and responds to their inquiries. The purpose of these procedures will be to ensure that every security holder inquiry receives a prompt response from an appropriate Company spokesperson in accordance with the Company's Corporate Disclosure Policy. The Board (or a Board committee) will ensure that designated persons under the Corporate Disclosure Policy are available to meet regularly with financial analysts and institutional investors.

8. Position Descriptions

The Board is responsible for:

(a) developing clear position descriptions for the Chair of the Board, the Lead Director, if applicable, and the chair of each Board committee;

(b) together with the CEO, developing a clear position description for the CEO, which includes delineating management's responsibilities; and

(c) developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

9. Orientation and Continuing Education

The Board is responsible for:

(a) ensuring that all new directors receive a comprehensive orientation, so that they fully understand:

(i) the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors); and

(ii) the nature and operation of the Company's business; and

(b) providing continuing education opportunities for all directors, so that they may:

(i) maintain or enhance their skills and abilities as directors; and

(ii) ensure that their knowledge and understanding of the Company's business remains current.

10. Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Company. The Code will constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and will address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Company's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of the Company's directors or executive officers will be granted by the Board (or a Board committee) only.

11. Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors and, to assist it with this responsibility, the Board has established the N&CG Committee.

Before nominating or appointing individuals as directors, the Board will:

(a) consider what competencies and skills the Board, as a whole, should possess;

(b) assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);

(c) consider the appropriate size of the Board, with a view to facilitating effective decision- making; and

(d) consider the advice and input of the N&CG Committee.

12. Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel, approving the Company's annual compensation budget) and, to assist it with these responsibilities, the Board has established the Compensation Committee.

More specifically, the Board is responsible for approving:

(a) the CEO's compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and

(b) non-CEO officer and director compensation, incentive-compensation plans and equity-based plans, after consideration of the recommendations of the Compensation Committee.

13. Regular Board Assessments

The Board is responsible for regularly and at least annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee. Those assessments will consider:

(a) in the case of the Board, this Mandate;

(b) in the case of a Board committee, the committee's charter; and

(c) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Board will consider attendance at Board and committee meetings when making those assessments.

14. Outside Advisors

The Board is responsible for overseeing a process which enables the Board, any Committee of the Board, or individual directors, to engage an external advisor at the expense of the Company in appropriate circumstances. The engagement of the external advisor will be subject to the approval of the Board (or a Board committee).

Approved by the Board of Directors on April 26, 2023